COMMONWEALTH INDUSTRIES®

Annual Report 2001



Commonwealth Industries is the nation's leading manufacturer of common alloy aluminum sheet from recycled aluminum and a leading manufacturer of innovative aluminum and non-metallic wiring products. With its direct-chill casting facilities in Kentucky – one of the largest multi-purpose aluminum rolling mills in North America – and its continuous casting mini-mills in Ohio and California, the Company manufactures aluminum sheet for distributors and the transportation, construction, and consumer durables end-use markets. These aluminum operations provide a direct supply link to Commonwealth's Alflex operations in California and North Carolina, which produce a wide range of electrical raceway, cable and conduit products.

Consolidated Financial Highlights

Commonwealth Industries, Inc.

	2001	2000	Percent Change
	(in thousands except per share data)		
Operations for the year			
Net sales	$ 920,504	$1,125,142	(18) %
Operating income (loss) [1]	(178,747)	21,929	(915)
Income (loss) before income taxes [1]	(193,352)	3,837	(5,139)
Net income (loss) [1]	(193,552)	3,491	(5,644)
Basic and diluted net income (loss) per share [1]	(11.78)	0.21	(5,710)
EBITDA [2] (excluding non-cash asset impairment charges of $167.3 million)	$ 23,475	$ 62,055	(62) %
EBITDA per share [2] (excluding non-cash asset impairment charges of $167.3 million)	1.43	3.75	(62)
EBITDA [2] (including non-cash asset impairment charges of $167.3 million)	$ (143,792)	$ 62,055	(332)
EBITDA per share [2] (including non-cash asset impairment charges of $167.3 million)	(8.75)	3.75	(333)
Return on average stockholders' equity	(67.8)%	1.0 %	
Financial postion at year's end			
Total assets	$ 439,632	$ 655,340	(33) %
Working capital	121,483	138,462	(12)
Total debt	125,000	125,000	–
Stockholders' equity	134,166	338,393	(60)
Book value per share	8.40	20.47	(59)
Market value per share	4.70	4.50	4
Debt-to-capitalization	48 %	27 %	

[1] *2001 includes a non-cash asset impairment charge of $167.3 million or ($10.18) per diluted share. The asset impairment charge had no tax effect. See note 2 to the consolidated financial statements for additional information.*

[2] *Earnings before interest, income taxes, depreciation and amortization. EBITDA per share amounts based upon weighted average common shares outstanding of 16,428 and 16,567 for 2001 and 2000, respectively.*



Mark Kaminski Paul Lego

For Commonwealth Industries and most others involved in America's heavy industry, the recent revelation that the U. S. economy officially entered a recession in 2001 came as no surprise. This declaration merely confirmed what we have experienced since the second quarter of 2000.

In retrospect, the cautious sense of optimism, which developed in early 2001 in our markets and among our customers, for a potential economic recovery led by declining interest rates, was unrealistic. Who could have imagined that the Federal Reserve would reduce interest rates on 11 occasions during 2001 with little perceptible success in reversing the downturn? Who would have thought last year at this time that the events of a single day in September would shape new realities for us all? Who could have foreseen that North American aluminum mill product shipments in the markets and products in which we compete would drop 19% in 2001, or that our own aluminum shipments for the year would fall 17%? Indeed, 2001 was a year of extraordinary events for the nation and our Company.

It is within this context that we frame a very challenging and disappointing year for Commonwealth Industries. Net sales declined 18% to $921 million. Gross profit margins were compressed further, primarily due to lower material margins and reduced volumes. The formidable business conditions that unfolded through 2001 led us to record nonrecurring asset impairment charges of $167 million relating to long-lived assets and goodwill and a net loss for the year of $194 million or $11.78 per share.

Faced with these difficult conditions, we took strong action by focusing our energies on those areas that we control. Continuing the improvements made in 2000, we emphasized three areas: improved asset management, increased productivity, and better product mix decisions. These efforts enabled us to restore Alflex, our electrical products business, to operating profitability. Across the Company, we continued to reduce manufacturing and operating costs and lower inventory and working capital levels, while developing strategies to increase our future profitability. We reduced our borrowings under our accounts receivable securitization facility to approximately $20 million by year-end from $69 million at the end of 2000. And, despite the difficult economic climate, Commonwealth's operations remained cash flow positive in 2001.

The past year has been a tough one, and the recovery we all hope for remains elusive. Nevertheless, we believe that, barring catastrophic events, the inventory de-stocking that has taken place throughout CII's supply chain over the past two years, concurrent with the economic downturn, has largely run its course. When the recovery materializes, it should have a more pronounced and immediate impact on our profitability.

It was with this in mind that in 2001 our focus remained on prudent fiscal stewardship and leadership. With the stronger balance sheet and leaner cost structure these efforts have helped produce, management believes that Commonwealth has a solid foundation for future prosperity and greater competitive agility to meet the challenges – and opportunities – that lie ahead in 2002. We appreciate your continued support for the Company.

Mark V. Kaminski
President and
Chief Executive Officer

Paul E. Lego
Chairman of the Board



Aluminum Business Operations





Even though customers grew more cautious in 2001, they remained uncompromising in their demands for quality and service. Commonwealth has never viewed these important values as things that could be cut or sacrificed in the name of competition. The Company believes its industry-leading record in these areas will continue to differentiate it from the competition when order volumes begin to increase again.

Shipments Down

During 2001, Commonwealth witnessed increasing weakness in its aluminum operations that tracked an ongoing slowdown in the U. S. economy. In fact, by the close of 2001, the Company had experienced seven consecutive quarters of lower aluminum shipments versus comparable year-earlier figures, validating the notion that most of Commonwealth's markets have been laboring under recessionary conditions for well more than a year. Total aluminum shipments for 2001 fell 17% to 801.3 million pounds and were well off the record 1.023 billion pounds shipped in 1999. ■



Net Sales Volume
(millions of pounds)
1,100
1,000
900
800
700
600
500
97
98
99
00
01

Industry Trend:

According to the Aluminum Association, domestic shipments of mill products fell approximately 13% in 2001. Aluminum sheet and extruded products, such as pipe and tube, were among the hardest hit categories.





2001 Market Share Analysis

Ranking	#2	#2	#1	#2


40%
30%
20%
10%
0%
Distribution
Transportation
Building and Construction
Consumer Durables

Market Trends

Most of the markets served by Commonwealth's aluminum business experienced some measure of contraction during the past year. The building and construction market, buoyed by declining interest rates and generally favorable weather conditions during the past year, fared better than most during 2001. Nevertheless, Commonwealth saw its shipments to this, the largest of its markets, fall 11% last year. Commonwealth's continuous caster at Uhrichsville, Ohio, with its low-cost advantage and surface quality, gauge and finish capabilities that are well-suited for end-use building and construction products, continues to be a key factor in the Company's ability to maintain a strong position in this large market.

Commonwealth's two other significant markets, distributors and transportation, both witnessed sizable percentage declines in 2001. Distributors continued to reduce their inventories during the year, which further aggravated the decline in that market, while the transportation market – the largest single market for aluminum and one of the most robust sectors prior to the current economic downturn – continued to suffer from deteriorating general economic conditions as well as the debilitating effects of high gasoline and diesel fuel costs on the over-the-road trucking industry in 2000 and 2001. The consumer durables market was the only area that saw Commonwealth shipments grow in 2001. ■

Product Mix Analysis
(percentage of total pounds shipped)

2001
- *47% Building and Construction*
- *33% Distribution*
- *13% Consumer Durables and Other*
- *7% Transportation*



2000
- *44% Building and Construction*
- *34% Distribution*
- *13% Transportation*
- *9% Consumer Durables and Other*









Commonwealth's continuous caster in Uhrichsville, Ohio, leads the industry in cost efficiency. A large portion of the production from this mini-mill supplies the building and construction market.







Electrical Products Business Operations



Net Sales Volume
(millions of feet)
600
500
400
300
200
100
0
97 98 99 00 01

Similar to the trends seen in its aluminum business, Commonwealth's electrical products business – Alflex – experienced lower shipment volume in 2001. Total shipments declined 14% to 509.3 million feet from the record 592.9 million feet shipped in 2000. Armored and metal-clad cable, which together comprise more than two-thirds of the Company's shipments of electrical products, were two of the hardest hit market segments.



Alflex Rebounds

Commonwealth's electrical products business also felt the pressures of declining volume throughout 2001 along with lower average selling prices toward year's end. Nevertheless, with a continued focus on sales in a broadening product mix resulting in better overall margins, and with ongoing efforts to control raw material and process costs, Alflex was able to generate a higher gross profit margin for the year. More important, this unit was able to produce a rebound in operating profit, reversing a loss from operations in the prior year. ■

Product Mix Analysis
(percentage of total feet shipped)

2001

- 65% *MC Cable*
- 11% *Aluminum Flexible*
- 8% *Steel Flexible*
- 7% *AC Cable*
- 4% *UL / CB*
- 3% *NM Ultra*
- 2% *EF Ultra*



2000

- 63% *MC Cable*
- 11% *Aluminum Flexible*
- 9% *AC Cable*
- 8% *Steel Flexible*
- 4% *NM Ultra*
- 3% *UL / CB*
- 2% *EF Ultra*





Outlook Good

Although 2001 was a challenging year, the ongoing evolution from traditional installation methods like steel conduit and wire to armored-type cables will no doubt continue. Driven by a shortage of qualified installers, coupled with increased demands for higher field productivity and construction speed, many electrical contractors now view use of labor-saving armored cable products as a necessity rather than an option. These products not only reduce the time needed for installation but they also provide fewer required component parts, opportunities for installation standardization, and for more efficient labor planning by electrical contractors. Although competitive pressures remain intense, the ongoing stability in the building and renovation construction markets provided by a favorable interest rate environment should support the market for the electrical products business in 2002. ■


2001 Market
Share Analysis
Ranking
#1 #2 #2
Metallic Flexible
Liquid-tight
AC/MC
50%
40%
30%
20%
10%
0%



Nationwide Reach:

With manufacturing and distribution facilities in California and North Carolina, Alflex now has significant capabilities on both coasts and an extended reach to serve important markets across the country quickly and cost-efficiently.

	Year ended December 31,				
	2001	2000	1999	1998	1997
	(in thousands except per share data)				
Statement of Operations Data:					
Net sales	**$ 920,504**	$ 1,125,142	$ 1,074,939	$ 992,004	$ 1,115,178
Gross profit	**47,031**	82,205	86,865	69,455	88,043
Operating income (loss) [2]	**(178,747)**	21,929	28,440	21,421	41,593
Income (loss) before extraordinary loss [2]	**(193,552)**	3,491	11,011	143	9,122
Net income (loss) [1] [2] [3]	**(193,552)**	3,491	11,011	143	7,941
Net income (loss) per share data: [1] [2] [3]					
Basic and diluted					
Income (loss) before extraordinary loss	**$ (11.78)**	$ 0.21	$ 0.68	$ 0.01	$ 0.78
Extraordinary loss	**–**	–	–	–	(0.10)
Net income (loss)	**$ (11.78)**	$ 0.21	$ 0.68	$ 0.01	$ 0.68
Cash dividends paid per share	**$ 0.20**	$ 0.20	$ 0.20	$ 0.20	$ 0.20
Operating Data:					
Depreciation and amortization	**$ 35,329**	$ 39,351	$ 36,513	$ 34,728	$ 34,710
Capital expenditures	**$ 9,002**	$ 18,445	$ 36,715	$ 33,650	$ 21,736
Commonwealth Aluminum business unit:					
Net sales	**$ 801,786**	$ 990,961	$ 944,438	$ 865,043	$ 983,340
Shipments (pounds)	**801,274**	966,597	1,022,680	884,169	990,207
Alflex business unit:					
Net sales	**$ 118,718**	$ 134,181	$ 130,501	$ 126,961	$ 131,838
Shipments (feet)	**509,326**	592,863	576,205	517,380	521,711
Balance Sheet Data:					
Working capital	**$ 121,483**	$ 138,462	$ 123,067	$ 115,192	$ 112,924
Total assets	**439,632**	655,340	706,322	648,399	667,421
Total debt	**125,000**	125,000	125,000	125,000	125,650
Total stockholders' equity	**134,166**	338,393	336,676	326,529	330,473

[1] *2001, 2000 and 1999 net income (loss) and net income (loss) per share reflect the Company's change in its inventory accounting method from first-in, first-out (FIFO) method to the last-in, first-out (LIFO) method effective January 1, 1999.*

[2] *2001 includes a non-cash asset impairment charge of $167.3 million or ($10.18) per diluted share. The asset impairment charge had no tax effect. See note 2 to the consolidated financial statements for additional information.*

[3] *1997 includes an extraordinary loss recorded on the early extinguishment of debt of $1.5 million ($1.2 million net of income tax benefit).*

The following is a discussion of the consolidated financial condition and results of operations of the Company for each of the years in the three-year period ended December 31, 2001, and certain factors that may affect the Company's prospective financial condition. This section should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2001 and the notes thereto including footnote 1 which describes the Company's significant accounting policies including its use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's most significant estimates relate to the valuation of property, plant and equipment and goodwill, assumptions for computing pension and postretirement benefits obligations, allowance for uncollectible accounts receivable and environmental liabilities. The following discussion contains statements which are forward-looking rather than historical fact. These forward-looking statements are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended, and involve risks and uncertainties that could render them materially different, including, but not limited to, the effect of global economic conditions, the effect (including possible increases in the cost of doing business) resulting from war or terrorist activities or political uncertainties, the impact of competitive products and pricing, product development and commercialization, availability and cost of critical raw materials, the rate of technological change, product demand and market acceptance risks, capacity and supply constraints or difficulties, the success of the Company in implementing its business strategy, and other risks as detailed in the Company's various Securities and Exchange Commission filings.

Overview

The Company manufactures non-heat treat coiled aluminum sheet for distributors and the transportation, construction and consumer durables end-use markets and electrical flexible conduit and prewired armored cable for the commercial construction and renovation markets. The Company's principal raw materials are aluminum scrap, primary aluminum, copper and steel. Trends in the demand for aluminum sheet products in the United States and in the prices of aluminum primary metal, aluminum scrap and copper commodities affect the business of the Company. The Company's operating results also are affected by factors specific to the Company, such as the margins between selling prices for its products and its cost of raw material ("material margins") and its unit cost of converting raw material into its products ("conversion cost"). While changes in aluminum and copper prices can cause the Company's net sales to change significantly from period to period, net income is more directly impacted by fluctuations in material margins.

Although the demand for aluminum sheet products is cyclical, over the longer term demand has continued to increase, reflecting general population and economic growth and the advantages of aluminum's light weight, high degree of formability, resistance to corrosion and recyclability.

The price of aluminum metal affects the price of the Company's products and in the longer term can have an effect on the competitive position of aluminum in relation to alternative materials. The price of primary metal is determined largely by worldwide supply and demand conditions and is highly cyclical. The price of primary aluminum in world markets greatly influences the price of aluminum scrap, the Company's principal raw material. Significant movements in the price of primary aluminum can affect the Company's margins because aluminum sheet prices do not always move simultaneously nor necessarily to the same degree as the primary markets. The Company seeks to manage its material margins by focusing on higher margin products and by sourcing the scrap and primary metal markets in the most cost-effective manner, including the use of futures contracts and options to hedge anticipated raw material requirements based on firm-priced sales and purchase orders.

During 2001, net sales of the Company's aluminum sheet products decreased 19% from the year 2000 while shipment volume decreased 17% from 2000. Demand for the Company's aluminum sheet products decreased in 2001 reflecting ongoing weak business conditions throughout the economy generally and specifically across the Company's various markets with the exception of residential building and construction which remained relatively strong as a result of interest rate reductions throughout the year. Further recovery in the Company's key markets remains uncertain, considering slowing economic growth and the impact on demand that has occurred as a consequence of the September terrorist events. In addition, material margins have been declining this year due to a highly competitive marketplace.

Demand for the Company's electrical products also decreased during 2001. Shipments were down 14% compared to the year 2000 due to weak customer demand. Material margins for 2001 were up 19% from the margins experienced in 2000 due to increased selling prices on armored cable products and a reduction in material costs per foot. The higher material margins for 2001 more than offset the effect of the decline in shipment volume and higher manufacturing unit costs compared to the year 2000 and returned the Company's electrical products business unit to an operating profit in 2001.

During the fourth quarter of 2001, the Company recorded nonrecurring non-cash asset impairment charges totaling $167.3 million or $10.18 per share (before and after tax) to reduce the carrying amount of property, plant and equipment and goodwill in accordance with the provisions of Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"). See the caption entitled "Asset Impairment Charges" in the following section and footnote 2 to the consolidated financial statements for additional information.

In addition, during 2001 and 2000 LIFO inventory quantities were reduced, resulting in a partial liquidation of the LIFO bases, the effect of which decreased the net loss in 2001 by approximately $0.03 million, which had no effect on the per share amount and increased net income for 2000 by approximately $4.5 million, or $0.27 per share. See note 4 to the consolidated financial statements for additional information.

Results of Operations for 2001, 2000 and 1999

Net Sales. Net sales for 2001 decreased 18% to $920.5 million (including $118.7 million from the Company's Alflex electrical products subsidiary) from $1.13 billion (including $134.2 million from Alflex) in 2000. The decrease is due to continued weak customer demand affecting virtually all of the Company's markets with the exception of residential building and construction which as mentioned previously remained relatively strong as a result of interest rate reductions throughout the year. Unit sales volume of aluminum products decreased 17% to 801 million pounds in 2001 from 967 million pounds in 2000. Alflex unit sales volume was 509 million feet for 2001 compared to 593 million feet for 2000.

Net sales for 2000 increased 5% to $1.13 billion (including $134.2 million from the Company's Alflex electrical products subsidiary) from $1.07 billion (including $130.5 million from Alflex) in 1999. The increase is due to higher overall selling prices and a strong demand during the first half of 2000 which more than offset a softening in demand during the last six months of 2000. Unit sales volume of aluminum products decreased 5% to 967 million pounds in 2000 from 1.02 billion pounds in 1999. Alflex unit sales volume was 593 million feet for 2000 compared to 576 million feet for 1999.

Gross Profit. Gross profit decreased 43% (to 5.1% of net sales) in 2001 after a 5% decrease (to 7.3% of net sales) in 2000 from 1999 gross profit (8.1% of net sales). The 2001 decrease was related entirely to the aluminum business unit where a highly competitive marketplace resulted in lower shipment volumes and lower material margins. On the other hand, the Alflex business unit increased its gross profit for 2001 versus the year 2000 due to improved material margins.

The 2000 decrease from 1999 was due primarily to the impact of lower material margins and higher unit manufacturing costs in the Company's electrical products business and higher unit manufacturing costs in the Company's aluminum products business. These factors more than offset higher material margins and the impact of a LIFO inventory liquidation in the Company's aluminum products business.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased 2% in 2001 from 2000. Contributing to the decrease were lower incentive accruals, lower on-going salary and related employee benefits expense due to the reductions in the workforce, lower depreciation and one time severance expenses recorded in the fourth quarter of 2000. Limiting the amount of the decrease was a $3.2 million increase in the provision for uncollectible accounts receivable, principally relating to the recent Chapter 11 bankruptcy filings by certain of the Company's customers, and a $2.5 million additional expense relating to the termination of the Company's 1999 Executive Incentive Plan.

Selling, general and administrative expenses increased 3% in 2000 from 1999. Contributing to the increase were increased bad debt reserves, additional depreciation due to Y2K related projects, charges related to employee workforce reductions and an increase at Alflex associated with higher sales volume. Limiting the amount of the increase was a decrease in salary and benefits expense due to employee workforce reductions, office consolidation including the closing of the Chicago sales office and reduction of leased space, and overall impact of cost-cutting initiatives implemented in the second half of 2000.

Amortization of Goodwill. Amortization of goodwill was $4.0 million in 2001 and $4.5 million in both 2000 and 1999. The decrease in amortization in 2001 was due to the write-down of goodwill in the Company's aluminum business unit during the fourth quarter of 2001. Goodwill will no longer be amortized beginning January 2002 as required by the Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". See note 2 to the consolidated financial statements for additional information.

Asset Impairment Charges. Non-cash asset impairment charges of $167.3 million were recorded in 2001 related to the impairment of certain property, plant and equipment and goodwill in the Company's aluminum business segment. The $167.3 million asset impairment charges were composed of $85.4 million of property, plant and equipment write-downs and $81.9 million of goodwill write-downs. See note 2 to the consolidated financial statements for additional information.

Operating Income (Loss). Operating income decreased $200.7 million in 2001 to an operating loss of $178.7 million, after having decreased $6.5 million or 23% in 2000 to an operating income of $21.9 million, in each case reflecting the asset impairment charges and the other factors mentioned above.

Other Income (Expense), Net. Other income (expense), net in 2000 includes $0.8 million of income related to insurance claims filed for a fire that interrupted business at the Company's Uhrichsville, Ohio aluminum mill. Other income (expense), net in 1999 includes $1.9 million of income related to insurance claims filed for a fire that destroyed an inactive production facility.

Interest Expense, Net. Interest expense in 2001 decreased 23% to $15.5 million from $20.1 million in 2000. The decrease in the Company's interest expense is primarily due to a reduction in amounts outstanding under the Company's accounts receivable securitization facility.

Interest expense in 2000 increased 4% to $20.1 million from $19.3 million in 1999. The 2000 increase from 1999 is primarily due to the higher interest rates under the Company's accounts receivable securitization facility.

Income Tax Expense. Income tax expense in 2000 and 1999 reflect the use of the Company's net operating loss ("NOL") carryforwards to offset taxable income for federal income tax purposes whereas in 2001 the Company generated an additional NOL carryforward for federal income tax purposes. At December 31, 2001, the Company had remaining available NOL carryforwards of approximately $86 million. These NOL carryforwards will expire in various amounts from 2002 through 2021. The amount of taxable income that can be offset by NOL carryforwards arising prior to the initial public offering of the Company in March 1995 is subject to an annual limitation of approximately $9.6 million plus certain gains included in taxable income which are attributable to the Company prior to the initial public offering. Approximately $52 million of the $86 million of NOL carryforwards mentioned previously are subject to this annual limitation with the remaining amounts having no such annual limitation.

The Company recognized an income tax expense of $0.2 million in 2001 compared to an income tax expense of $0.3 million in 2000 and $1.0 million in 1999.

Net Income (Loss). The Company recorded a net loss for 2001 of $193.6 million after recording net income of $3.5 million in 2000 and $11.0 million in 1999, in each case reflecting the factors described above for each year.

Liquidity and Capital Resources

The Company's sources of liquidity are cash flows from operations, the Company's accounts receivable securitization facility described below and borrowings under its $100 million revolving credit facility (during 2001 the Company agreed to limit borrowings under the revolving credit facility to $65 million and during March 2002 the Company amended the revolving credit facility to further reduce the amount of the facility to $20 million). The Company believes these sources will be sufficient to fund its working capital requirements, capital expenditures, debt service and dividend payments for at least through 2002.

During 1997, the Company sold all of its trade accounts receivables to a 100% owned subsidiary, Commonwealth Financing Corp. ("CFC"). Simultaneously, CFC entered into a three-year accounts receivable securitization facility with a financial institution and its affiliate, whereby CFC sells, on a revolving basis, an undivided interest in certain of its receivables and receives up to $150.0 million from an unrelated third party purchaser at a cost of funds linked to commercial paper rates plus a charge for administrative and credit support services. During 2000, the Company and the financial institution extended the accounts receivable securitization facility for an additional three-year period ending in September 2003. In addition during September 2001, the Company and the financial institution agreed to reduce the size of the facility to $95.0 million. At December 31, 2001 and 2000, the Company had outstanding under the agreement $20.0 million (the minimum that is required under the agreement) and $69.0 million, respectively, and had $82.3 million and $72.4 million, respectively, of net residual interest in the securitized receivables. The fair value of the net residual interest is measured at the time of the sale and is based on the sale of similar assets. In the year 2001, the Company received gross proceeds of $38.0 million from the sale of receivables and made gross payments of $87.0 million under the agreement. Under the terms of the agreement, the Company is required to maintain tangible net worth of $5 million, and to not exceed certain percentages of credit sales for uncollectible accounts, delinquent accounts and sales returns and allowances. Should the Company exceed such limitations, the financial institution has the right to terminate the agreement.

The Company's cash flows from operations in 2001, 2000 and 1999 were $3.2 million, $33.0 million and $38.8 million, respectively. The cash flows from operations decreased in 2001 primarily due to reduced income. Working capital decreased to $121.5 million at December 31, 2001 from $138.5 million at December 31, 2000 and $123.1 million at December 31, 1999.

The Company's revolving credit facility permits borrowings and letters of credit up to $100.0 million outstanding at any time, however, as previously described, during 2001 the Company agreed to limit borrowings under the revolving credit facility to $65 million and during March 2002 the Company amended the revolving credit facility to further reduce the amount of the facility to $20 million. Availability is subject to satisfaction of certain covenants and other requirements. At December 31, 2001, $64.3 million was available and after the March 2002 amendment, $19.3 million was available. The March 2002 amendment also extended the facility commitment from September 2, 2002 to March 31, 2005.

Capital expenditures were $9.0 million, $18.4 million and $36.7 million in 2001, 2000 and 1999, respectively, and are estimated to be $14.9 million in 2002, all generally related to upgrading and expanding the Company's manufacturing and other facilities and meeting environmental requirements.

The following schedules summarize the Company's contractual cash obligations and unused availability of financing sources at December 31, 2001 (in thousands).

		Payments Due By Period			
Contractual Cash Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$ 125,000	$ –	$ –	$ 125,000	$ –
Operating leases	15,498	3,715	5,694	2,129	3,960
Standby letters of credit	740	740	–	–	–
Outstanding obligation under accounts receivable securitization agreement	20,000	20,000	–	–	–
Total contractual cash obligations	$ 161,238	$ 24,455	$ 5,694	$ 127,129	$ 3,960

Unused Availability	Total Amounts	Amount of Availability Per Period			
of Financing Sources	Available	Less than 1 year	1-3 years	4-5 years	Over 5 years
Unused revolving credit facility	$ 64,260 (1)	$ 64,260 (1)	$ –	$ –	$ –
Unused availability under accounts receivable securitization agreement	68,215	–	68,215	–	–
Total available	$ 132,475 (2)	$ 64,260 (1)	$68,215	$ –	$ –

(1) *The amount would be reduced to $19,260 and would move to the 4-5 years period giving effect to the March 2002 amendment to the revolving credit facility described previously.*

(2) *The amount would be reduced to $87,475 giving effect to the March 2002 amendment to the revolving credit facility described previously.*

The Company has a 10-year guaranteed supply agreement with Glencore Ltd. ("Glencore"), a leading diversified trading and industrial company, for the purchase of primary aluminum. Under the agreement, the Company committed to purchase a minimum of 1.2 billion pounds of P1020/99.7% aluminum at current market prices from Glencore over the 10-year term beginning in January 2001.

At December 31, 2001, the Company held firm-priced aluminum purchase and sales commitments through 2003 totaling $18 million and $160 million, respectively. The Company hedges the impact of changes in prices related to these commitments as explained in the caption entitled "Commodity Price Risk" in the following section.

The indicated annual rate of dividends being paid on the Company's Common Stock is $0.20 per share, or an annual total of about $3.2 million.

Risk Management

Commodity Price Risk. The price of aluminum is subject to fluctuations due to unpredictable factors on the worldwide market. To reduce this market risk, the Company follows a policy of hedging its anticipated raw material purchases based on firm-priced sales and purchase orders by purchasing and selling futures contracts, forward contracts and options on the London Metal Exchange ("LME"). The Company also uses forward contracts and options to reduce its risks associated with its natural gas requirements.

As described in note 6 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") effective January 1, 2001 and has designated virtually all of its aluminum and natural gas futures contracts and forward contracts as cash flow hedges.

Gains and losses on these instruments that are deferred in other comprehensive income are reclassified into net income as cost of goods sold in the periods when the hedged transactions occur. As of December 31, 2001, approximately $10.0 million of the $11.3 million of deferred net losses are expected to be reclassified from other comprehensive income into net income as cost of goods sold over the next twelve months. A net loss of $0.1 million was recognized in cost of goods sold during the twelve months ended December 31, 2001, representing the amount of the hedges' ineffectiveness. As of December 31, 2001, the Company held open aluminum and natural gas futures contracts, forward contracts and options having maturity dates extending through December 2003.

A sensitivity analysis has been prepared to estimate the Company's exposure to market risk related to its LME position. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in the price of the futures contract. On December 31, 2001 the Company had approximately 63,075 metric tonnes of LME futures contracts. A hypothetical 10% change from the 2001 year-end three-month high grade aluminum price of $1,351 per metric tonne would result in a change in fair value of $8.5 million in these contracts. However it should be noted that any change in the fair value of these contracts would be significantly offset with an inverse change in the cost of metal to be purchased.

Also, a sensitivity analysis has been prepared to estimate the Company's exposure to market risk related to its NYMEX Henry Hub natural gas forward contracts. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in the price of the forward contract. On December 31, 2001 the Company had approximately 5.0 million cubic feet of NYMEX forward contracts. A hypothetical 10% change from the 2001 year-end three-month natural gas price of $2.565 per cubic foot would result in a change in fair value of $1.3 million in these contracts. However it should be noted that any change in the fair value of these contracts would be significantly offset with an inverse change in the cost of gas to be purchased.

Credit Risk. Assessments of credit worthiness and credit risk are completed on potential and existing customers through a review of trade references, bank references, financial statements, and independent credit bureau reports.

Also as previously discussed, the Company utilizes futures contracts, forward contracts and options to protect against exposures to commodity price risk in the aluminum and natural gas markets. The Company is exposed to losses in the event of non-performance by the counterparties to these agreements; however, the Company does not anticipate non-performance by the counterparties. Assessments of credit risks with trading partners (brokers) are completed through a review of the broker's ratings with credit rating agencies. However, the Company does not require collateral to support broker transactions. In addition, all brokers trading on the LME with U.S. clients are regulated by the Commodities Trading and Futures Commission, which requires the brokers to be fully insured against unrealized losses owed to clients. Brokers of natural gas forward contracts are not regulated. At December 31, 2001, credit lines totaling $38 million were available at various brokerages used by the Company.

Interest Rate Risk. In order to hedge a portion of its interest rate risk, the Company was a party to an interest rate swap agreement with a notional amount of $5 million under which the Company paid a fixed rate of interest and received a LIBOR-based floating rate. The interest rate swap agreement expired during September 2001 and as of December 31, 2001 the Company had no interest rate swap agreements in effect. The Company's interest rate swap agreement which expired during September 2001 did not qualify for hedge accounting under SFAS No. 133 and as such the change in the fair value of the interest rate swap agreement had been recognized currently as interest expense, net in the Company's consolidated income statement. The amount of such change in the fair value of the interest rate swap agreement was immaterial for the twelve months ended December 31, 2001.

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets" and amends Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"), to exclude from its scope goodwill and intangible assets that are not amortized. The Statement addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer amortized but reviewed for impairment annually or more frequently if certain indicators arise, using a two-step approach. SFAS No. 142 is effective January 1, 2002 and the Company is required to complete step one of a transitional impairment test by June 30, 2002 and to complete step two of the transitional impairment test, if step one indicates that the reporting unit's carrying value exceeds its fair value, by December 31, 2002. Any impairment loss resulting from the transitional impairment test will be recorded as a cumulative effect of a change in accounting principle in the quarter ended March 31, 2002. Any subsequent impairment losses would be reflected in operating income in the consolidated statement of operations. Management is currently evaluating the impact of SFAS No. 142 and, based on the preliminary results of step one of the transitional impairment test for the Company's electrical products segment, the Company will be required to perform step two of the transitional impairment test for this segment and a goodwill write-down may be required that could have a material impact on the Company's results of operations or financial position. Management currently anticipates concluding step two of the transitional impairment test and recording any indicated goodwill write-down during the second quarter of 2002. As required by SFAS No. 142 and previously described, the Company would record the write-down as a cumulative effect of a change in accounting principle as of January 1, 2002 and would restate the Company's first quarter 2002 financial results.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). The Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a "segment of a business" (as previously defined in that Opinion). This Statement also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The objectives of SFAS No. 144 are to address significant issues relating to the implementation of SFAS No. 121 and to develop a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The Company currently expects to adopt SFAS No. 144 in the Company's first quarter 2002, as required. Management is currently evaluating the impact of SFAS No. 144, but this Statement is not expected to have a material impact on the Company's results of operations or financial position.

Consolidated Balance Sheet

	December 31, 2001	December 31, 2000
	(in thousands except share data)	
Assets		
Current assets:		
Cash and cash equivalents	**$ 6,393**	$ 11,514
Accounts receivable, net	**81**	111
Inventories	**119,038**	137,685
Net residual interest in securitized receivables	**82,310**	72,367
Prepayments and other current assets	**3,230**	11,363
Total current assets	**211,052**	233,040
Property, plant and equipment, net	**152,137**	258,963
Goodwill, net	**74,199**	160,134
Other noncurrent assets	**2,244**	3,203
Total assets	**$ 439,632**	$ 655,340
Liabilities		
Current liabilities:		
Accounts payable	**$ 50,693**	$ 53,522
Accrued liabilities	**38,876**	41,056
Total current liabilities	**89,569**	94,578
Long-term debt	**125,000**	125,000
Other long-term liabilities	**6,899**	6,369
Accrued pension benefits	**4,576**	9,085
Accrued postretirement benefits	**79,422**	81,915
Total liabilities	**305,466**	316,947
Commitments and contingencies	**–**	–
Stockholders' Equity		
Common stock, $0.01 par value, 50,000,000 shares authorized, 15,969,030 and 16,528,051 shares outstanding at December 31, 2001 and 2000, respectively	**160**	165
Additional paid-in capital	**405,443**	408,505
Accumulated deficit	**(258,532)**	(61,688)
Unearned compensation	**–**	(7)
Notes receivable from sale of common stock	**(1,561)**	(8,582)
Accumulated other comprehensive income:		
Minimum pension liability adjustment	–	–
Effects of cash flow hedges	**(11,344)**	–
Total stockholders' equity	**134,166**	338,393
Total liabilities and stockholders' equity	**$ 439,632**	$ 655,340

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Operations

	Year ended December 31,		
	2001	2000	1999
	(in thousands except per share data)		
Net sales	**$ 920,504**	$ 1,125,142	$ 1,074,939
Cost of goods sold	**873,473**	1,042,937	988,074
Gross profit	**47,031**	82,205	86,865
Selling, general and administrative expenses	**54,523**	55,800	53,949
Amortization of goodwill	**3,988**	4,476	4,476
Asset impairment charges	**167,267**	–	–
Operating income (loss)	**(178,747)**	21,929	28,440
Other income (expense), net	**907**	1,975	2,861
Interest expense, net	**(15,512)**	(20,067)	(19,333)
Income (loss) before income taxes	**(193,352)**	3,837	11,968
Income tax expense	**200**	346	957
Net income (loss)	**$ (193,552)**	$ 3,491	$ 11,011
Basic and diluted net income (loss) per share	**$ (11.78)**	$ 0.21	$ 0.68
Weighted average shares outstanding			
Basic	**16,428**	16,567	16,224
Diluted	**16,428**	16,573	16,281

Consolidated Statement of Comprehensive Income (Loss)

	Year ended December 31,		
	2001	2000	1999
	(in thousands)		
Net income (loss)	**$ (193,552)**	$ 3,491	$ 11,011
Other comprehensive income, net of tax:			
Minimum pension liability adjustment	**–**	–	2,131
Net change related to cash flow hedges:			
Cumulative effect of accounting change	**6,619**	–	–
Change in fair value of cash flow hedges	**(31,451)**	–	–
Reclassification to net income	**13,488**	–	–
Net change related to cash flow hedges	**(11,344)**	–	–
Comprehensive income (loss)	**$ (204,896)**	$ 3,491	$ 13,142

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Stockholders' Equity

Commonwealth Industries, Inc.

	Common Stock: Number of Shares	Common Stock: Amount	Additional Paid-in Capital	Accumulated Deficit	Unearned Compensation	Notes Receivable from Sale of Common Stock	Accumulated Other Comprehensive Income: Minimum Pension Liability Adjustment	Accumulated Other Comprehensive Income: Effects of Cash Flow Hedges	Total Stockholders' Equity
	(in thousands except share and per share data)								
Balance December 31, 1998	15,944,000	$ 159	$ 398,794	$ (69,621)	$ (672)	$ –	$ (2,131)	$ –	$ 326,529
Net income	–	–	–	11,011	–	–	–	–	11,011
Cash dividends, $0.20 per share	–	–	–	(3,256)	–	–	–	–	(3,256)
Minimum pension liability adjustment	–	–	–	–	–	–	2,131	–	2,131
Forfeiture of restricted stock	(20,000)	–	(280)	–	280	–	–	–	–
Amortization of unearned compensation	–	–	–	–	217	–	–	–	217
Issuance of stock in connection with stock awards	5,000	–	44	–	–	–	–	–	44
Common stock issued	677,000	7	10,504	–	–	(10,511)	–	–	–
Balance December 31, 1999	16,606,000	166	409,062	(61,866)	(175)	(10,511)	–	–	336,676
Net income	–	–	–	3,491	–	–	–	–	3,491
Cash dividends, $0.20 per share	–	–	–	(3,313)	–	–	–	–	(3,313)
Forfeiture of restricted stock	(10,000)	–	(176)	–	176	–	–	–	–
Amortization of unearned compensation	–	–	–	–	(8)	–	–	–	(8)
Issuance of stock in connection with stock awards	12,051	–	121	–	–	–	–	–	121
Repayments of notes receivable and retirement of common stock	(80,000)	(1)	(502)	–	–	1,929	–	–	1,426
Balance December 31, 2000	16,528,051	165	408,505	(61,688)	(7)	(8,582)	–	–	338,393
Net income (loss)	**–**	**–**	**–**	**(193,552)**	**–**	**–**	**–**	**–**	**(193,552)**
Cash dividends, $0.20 per share	**–**	**–**	**–**	**(3,292)**	**–**	**–**	**–**	**–**	**(3,292)**
Effects of cash flow hedges	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(11,344)**	**(11,344)**
Amortization of unearned compensation	**–**	**–**	**–**	**–**	**7**	**–**	**–**	**–**	**7**
Issuance of stock in connection with stock awards	**24,975**	**–**	**106**	**–**	**–**	**–**	**–**	**–**	**106**
Repayments of notes receivable and retirement of common stock	**(583,996)**	**(5)**	**(3,168)**	**–**	**–**	**7,021**	**–**	**–**	**3,848**
Balance December 31, 2001	**15,969,030**	**$ 160**	**$ 405,443**	**$(258,532)**	**$ –**	**$ (1,561)**	**$ –**	**$(11,344)**	**$ 134,166**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

	Year ended December 31,		
	2001	2000	1999
		(in thousands)	
Cash flows from operating activities:			
Net income (loss)	**$ (193,552)**	$ 3,491	$ 11,011
Adjustments to reconcile net income (loss) to net cash provided by operations:			
Depreciation and amortization	**35,329**	39,351	36,513
Asset impairment charges	**167,267**	–	–
Loss on disposal of property, plant and equipment	**364**	1,280	389
Issuance of common stock in connection with stock awards	**106**	121	44
Changes in assets and liabilities:			
Decrease in accounts receivable, net	**30**	7	110
Decrease (increase) in inventories	**18,647**	69,728	(32,445)
(Increase) in net residual interest in securitized receivables	**(9,943)**	(32,387)	(23,957)
Decrease (increase) in prepayments and other current assets	**8,133**	2,478	(4,497)
(Increase) decrease in other noncurrent assets	**(322)**	426	2,878
(Decrease) increase in accounts payable	**(2,829)**	(44,415)	43,693
(Decrease) increase in accrued liabilities	**(13,524)**	1,896	8,027
(Decrease) in other liabilities	**(6,472)**	(8,992)	(3,001)
Net cash provided by operating activities	**3,234**	32,984	38,765
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(9,002)**	(18,445)	(36,715)
Proceeds from sale of property, plant and equipment	**91**	50	12
Net cash (used in) investing activities	**(8,911)**	(18,395)	(36,703)
Cash flows from financing activities:			
(Decrease) increase in outstanding checks in excess of deposits	**–**	(1,188)	1,188
Proceeds from long-term debt	**57,110**	57,100	46,770
Repayments of long-term debt	**(57,110)**	(57,100)	(46,770)
Repayments of notes receivable from sale of common stock	**3,848**	1,426	–
Cash dividends paid	**(3,292)**	(3,313)	(3,256)
Net cash provided by (used in) financing activities	**556**	(3,075)	(2,068)
Net (decrease) increase in cash and cash equivalents	**(5,121)**	11,514	(6)
Cash and cash equivalents at beginning of period	**11,514**	–	6
Cash and cash equivalents at end of period	**$ 6,393**	$ 11,514	$ –
Supplemental disclosures:			
Interest paid	**$ 15,609**	$ 21,098	$ 19,672
Income taxes paid	**36**	198	2,412
Non-cash activities:			
Issuance of common stock for notes receivable	**$ –**	$ –	$ 10,511
Repayment of notes receivable from sale of common stock with common stock and subsequent retirement of common stock	**3,173**	503	–

The accompanying notes are an integral part of the consolidated financial statements.

1. Basis of Presentation and Summary of Significant Accounting Policies

Commonwealth Industries, Inc. (the "Company") operates principally in the United States in two business segments. The aluminum segment manufactures common alloy aluminum sheet for distributors and the transportation, construction, and consumer durables end-use markets. The electrical products segment manufactures flexible electrical wiring products for the commercial construction and do-it-yourself markets.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's most significant estimates relate to the valuation of property, plant and equipment and goodwill, assumptions for computing pension and postretirement benefits obligations, allowance for uncollectible accounts receivable and environmental liabilities.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits with banks and highly liquid investments with original maturities of three months or less. The carrying amount of cash and cash equivalents approximates their fair value.

Concentrations of Credit Risk

Futures contracts, options, cash investments and accounts receivable potentially subject the Company to concentrations of credit risk. The Company places its cash investments with high credit quality institutions. At times, such cash investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. Credit risk with respect to accounts receivable exists related to concentrations of sales to aluminum distributors, who in turn resell the Company's aluminum products to end-use markets, including the consumer durables, building and construction and transportation markets. Concentrations of credit risk with respect to accounts receivable from the sale of electrical products are limited due to the large customer base, and their dispersion across many different geographical areas. During 2001 and 2000, sales to one major customer amounted to approximately 12.2% and 14.0%, respectively, of the Company's net sales. No other single customer accounted for more than 10% of the Company's net sales in 2001, 2000 or 1999. The Company performs ongoing credit evaluations of its customers' financial condition but does not require collateral to support customer receivables.

Inventories

Inventories are stated at the lower of cost or market. The methods of accounting for inventories are described in Note 4.

Long-Lived Assets

Property, plant and equipment are carried at cost and are being depreciated on a straight-line basis over the estimated useful lives of the assets which generally range from 15 to 33 years for buildings and improvements and from 5 to 20 years for machinery and equipment. Repair and maintenance costs are charged against income while renewals and betterments are capitalized. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the accounts with any resulting gain or loss reflected in income.

Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over forty years. Accumulated amortization was $23.1 million and $19.1 million at December 31, 2001 and 2000, respectively. Beginning January 1, 2002 goodwill will no longer be amortized, but instead will be evaluated annually for impairment. See "Recently Issued Accounting Standards" section of this footnote for additional information.

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets. In the event that facts and circumstances indicate that the carrying amount of an asset or group of assets may be impaired, an evaluation of recoverability would be performed in accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of

Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". In performing the evaluation, the estimated future undiscounted cash flows associated with the asset are compared to the assets' carrying amount to determine if a write-down to fair value or discounted cash flow value is required. The Company recorded an impairment charge in the fourth quarter of 2001. See footnote 2 for additional information.

Financial Instruments

The Company enters into futures contracts, forward contracts and options to manage exposures to price risk related to aluminum and natural gas purchases. The Company also occasionally uses interest rate swap agreements to manage interest rate risk. Gains and losses on these financial instruments which effectively hedge exposures are deferred, net of taxes, in other comprehensive income and included in income when the underlying transactions occur. The ineffective portion of the gains and losses are recorded currently in the consolidated statement of income. Gains and losses on certain other financial instruments entered into to mitigate risk which do not qualify for hedge accounting are recognized currently in the consolidated statement of income. See footnote 6 for additional information.

Income Taxes

The Company accounts for income taxes using the liability method, whereby deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In valuing deferred tax assets, the Company uses judgment in determining if it is more likely than not that some portion or all of a deferred tax asset will not be realized and the amount of the required valuation allowance.

Revenue Recognition

The Company recognizes revenue upon passage of title to the customer.

The Company classifies shipping costs incurred as a component of cost of goods sold in accordance with the requirements of Emerging Issues Task Force Issue No. 00-10.

Computation of Net Income Per Common Share

Basic net income per common share has been computed by dividing net income by the weighted average number of common shares outstanding during the period.

Diluted net income per share has been computed by dividing net income by the weighted average number of common and common equivalent shares (stock options) outstanding during the period.

Stock-Based Compensation

Compensation cost is measured under the intrinsic value based method. Pro forma disclosures of net income and net income per share are presented, as if the fair value based method had been applied.

Self Insurance

The Company is substantially self-insured for losses related to workers' compensation and health claims. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred based on Company experience and certain actuarial assumptions.

Environmental Compliance and Remediation

Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Liabilities for remediation costs and post-remediation monitoring are recorded when they are probable and reasonably estimable. The liability may include costs such as environmental site evaluations, consultant fees, feasibility studies, outside contractor and monitoring expenses. The assessment of this liability is calculated based on existing technology, does not reflect any offset for possible recoveries from insurance companies and is not discounted.

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board Opinion

No. 17, "Intangible Assets" and amends Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"), to exclude from its scope goodwill and intangible assets that are not amortized. The Statement addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer amortized but reviewed for impairment annually or more frequently if certain indicators arise, using a two-step approach. SFAS No. 142 is effective January 1, 2002 and the Company is required to complete step one of a transitional impairment test by June 30, 2002 and to complete step two of the transitional impairment test, if step one indicates that the reporting unit's carrying value exceeds its fair value, by December 31, 2002. Any impairment loss resulting from the transitional impairment test will be recorded as a cumulative effect of a change in accounting principle in the quarter ended March 31, 2002. Any subsequent impairment losses would be reflected in operating income in the consolidated statement of operations. Management is currently evaluating the impact of SFAS No. 142 and, based on the preliminary results of step one of the transitional impairment test for the Company's electrical products segment, the Company will be required to perform step two of the transitional impairment test for this segment and a goodwill write-down may be required that could have a material impact on the Company's results of operations or financial position. Management currently anticipates concluding step two of the transitional impairment test and recording any indicated goodwill write-down during the second quarter of 2002. As required by SFAS No. 142 and previously described, the Company would record the write-down as a cumulative effect of a change in accounting principle as of January 1, 2002 and would restate the Company's first quarter 2002 financial results.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). The Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a "segment of a business" (as previously defined in that Opinion). This Statement also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The objectives of SFAS No. 144 are to address significant issues relating to the implementation of SFAS No. 121 and to develop a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The Company currently expects to adopt SFAS No. 144 in the Company's first quarter 2002, as required. Management is currently evaluating the impact of SFAS No. 144, but this Statement is not expected to have a material impact on the Company's results of operations or financial position.

2. Asset Impairment Charges

During the fourth quarter of 2001, the Company recorded a non-cash asset impairment charge of $167.3 million or $10.18 per share (before and after tax) related to the impairment of certain property, plant and equipment and goodwill in its aluminum business segment. The asset impairment charges resulted from the application of the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No.121") which requires that long-lived assets, certain intangibles and goodwill held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The Company undertook the impairment review upon concluding, in the weeks following the tragic events of September 11, that the economic recovery forecast by the Company to restore its aluminum rolling mill operations to profitability in the second half of 2001 would not occur, and that a continuation of poor market conditions would impact the carrying amount of the assets. The estimated fair value of the assets was based on anticipated cash flows of the operations in the aluminum business unit discounted at a rate commensurate with the risk involved. The $167.3 million impairment charge was composed of $85.4 million of property, plant and equipment write-downs and $81.9 million of goodwill write-downs. As a result of the SFAS No. 121 impairment charges, depreciation expense related to these property, plant and equipment assets will decrease in future periods. Goodwill will no longer be amortized beginning January 2002 as required by the Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

3. Accounts Receivable Securitization

On September 26, 1997, the Company sold all of its trade accounts receivables to a 100% owned subsidiary, Commonwealth Financing Corp. ("CFC"). Simultaneously, CFC entered into a three-year accounts receivable securitization facility with a financial institution and its affiliate whereby CFC can sell, on a revolving basis, an undivided interest in certain of its receivables and receive up to $150.0 million from an unrelated third party purchaser at a cost of funds linked to commercial paper rates plus a charge for administrative and credit support services. During September 2000, the Company and the financial institution extended the accounts receivable securitization facility for an additional three-year period ending in September 2003. In addition during September 2001, the Company and the financial institution agreed to reduce the size of the facility to $95.0 million. At December 31, 2001 and 2000, the Company had outstanding under the agreement $20.0 million (the minimum that is required under the agreement) and $69.0 million, respectively, and had $82.3 million and $72.4 million, respectively, of net residual interest in the securitized receivables. The fair value of the net residual interest is measured at the time of the sale and is based on the sale of similar assets. In 2001, the Company received gross proceeds of $38.0 million from the sale of receivables and made gross payments of $87.0 million under the agreement.

The Company maintains an allowance for uncollectible accounts based upon the expected collectibility of all consolidated trade accounts receivable, including receivables sold by CFC. The allowance was $1.2 million and $2.9 million at December 31, 2001 and 2000, respectively, and is netted against the net residual interest in the securitized receivables in the Company's consolidated financial statements.

Under the terms of the agreement, the Company is required to maintain tangible net worth of $5 million, and to not exceed certain percentages of credit sales for uncollectible accounts, delinquent accounts and sales returns and allowances. Should the Company exceed such limitations, the financial institution has the right to terminate the agreement.

4. Inventories

Inventories at December 31 consist of the following (in thousands):

	2001	2000
Raw materials	**$ 21,203**	$ 50,154
Work in process	**45,830**	49,473
Finished goods	**35,978**	33,899
Expendable parts and supplies	**14,223**	15,850
	117,234	149,376
LIFO reserve	**1,804**	(11,691)
	$ 119,038	$ 137,685

Inventories of approximately $102.2 million and $128.2 million, included in the above totals (before the LIFO reserve) at December 31, 2001 and 2000, respectively, are accounted for under the LIFO method of accounting.

During 2001 and 2000, LIFO inventory quantities were reduced, resulting in a partial liquidation of the LIFO bases, the effect of which increased the net loss in 2001 by approximately $0.03 million, which had no effect on the per share amount and increased net income in 2000 by approximately $4.5 million, or $0.27 per share.

5. Property, Plant and Equipment

Property, plant and equipment and the related accumulated depreciation at December 31 consist of the following (in thousands):

	2001	2000
Land and improvements	**$ 17,134**	$ 21,804
Buildings and improvements	**54,825**	77,091
Machinery and equipment	**309,019**	463,291
Construction in progress	**7,224**	18,110
	388,202	580,296
Less accumulated depreciation	**236,065**	321,333
Net property, plant and equipment	**$ 152,137**	$ 258,963

Depreciation expense was $30.1 million, $33.7 million and $30.6 million for the years ended 2001, 2000 and 1999, respectively. The net book value of property, plant and equipment was reduced by $85.4 million in 2001 as a result of the asset impairment charges described in note 2.

6. Financial Instruments and Hedging Activities

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", including Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of FASB Statement No. 133" ("SFAS No. 133"). The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in net income unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Under SFAS No. 133, gains and losses that represent the effective portion of cash flow hedge transactions are recorded in other comprehensive income. Gains and losses on these instruments that are deferred in other comprehensive income are reclassified into net income as cost of goods sold in the periods when the hedged transactions occur.

The Company enters into futures contracts, forward contracts and options to manage exposures to price risk related to aluminum and natural gas purchases. The Company has designated the futures contracts and forward contracts as cash flow hedges of anticipated aluminum raw material and natural gas requirements, respectively. The Company is exposed to losses in the event of non-performance by the counterparties to these agreements; however, the Company does not anticipate non-performance by the counterparties. Assessments of credit risks with trading partners (brokers) are completed through a review of the broker's ratings with credit rating agencies. However, the Company does not require collateral to support broker transactions. All brokers trading on the London Metal Exchange with U.S. clients are regulated by the Commodities Trading and Futures Commission, which requires the brokers to be fully insured against unrealized losses owed to clients. Brokers of natural gas forward contracts are not regulated. At December 31, 2001, credit lines totaling $38 million were available at various brokerages used by the Company.

The Company recorded a cumulative-effect-type net gain transition adjustment of $6.6 million in accumulated other comprehensive income to recognize at fair value all derivatives that were designated as cash-flow hedging instruments upon adoption of SFAS No. 133 on January 1, 2001. All of this amount was reclassified from accumulated other comprehensive income into cost of goods sold during 2001. As of December 31, 2001, approximately $10.0 million of the $11.3 million of deferred net losses are expected to be reclassified from other comprehensive income into net income as cost of goods sold over the next twelve months. As of December 31, 2001, the Company held open aluminum and natural gas futures contracts, forward contracts and options having maturity dates extending through December 2003. A net loss of $0.1 million was recognized in cost of goods sold during the year ended December 31, 2001 representing the amount of the hedges' ineffectiveness.

In order to hedge a portion of its interest rate risk, the Company was a party to an interest rate swap agreement with a notional amount of $5 million under which the Company paid a fixed rate of interest and received a LIBOR-based floating rate. The interest rate swap agreement expired during September 2001 and currently the Company has no interest rate swap agreements in effect. The Company's interest rate swap agreement which expired during September 2001 did not qualify for hedge accounting under SFAS 133 and as such the change in the fair value of the interest rate swap agreement had been recognized currently as interest expense, net in the Company's consolidated income statement. The amount of such change in the fair value of the interest rate swap agreement was immaterial for the year ended December 31, 2001.

Prior to the adoption of SFAS No.133, gains, losses and premiums on futures contracts, forward contracts and options which effectively hedged exposures were included in income as a component of the underlying transaction. At December 31, 2000, the Company had open aluminum and natural gas futures contracts, forward contracts and options with a fair value of $105.5 million. The Company had net unrealized gains of $7.0 million as of December 31, 2000 on these open futures contracts, forward contracts and options. Net unrealized gains and losses on open future contracts, forward contracts and options were recorded in the consolidated balance sheet as accrued liabilities and prepayments and other current assets, respectively. Futures contracts, forward contracts and options were valued at the settlement price on the last business day of the year.

At December 31, 2001, the Company held aluminum purchase and sales commitments through 2003 totaling $18 million and $160 million, respectively. At December 31, 2000, the Company held aluminum purchase and sales commitments through 2001 totaling $44 million and $168 million, respectively.

7. Long-term Debt and Revolving Credit Facility

Long-term debt of the Company at December 31 consisted of the following (in thousands):

	2001	2000
Senior subordinated notes	**$ 125,000**	$ 125,000
Revolving credit facility	**–**	–
	125,000	125,000
Less current maturities	**–**	–
	$ 125,000	$ 125,000

The Company's $125 million of 10.75% senior subordinated notes are due in 2006. Interest is payable semi-annually on April 1 and October 1 of each year.

The Company has a credit agreement with a syndicate of banks which was led by Bank One Corporation. During March 2002, the credit agreement was amended ("amended credit agreement") and PNC Bank replaced Bank One Corporation as the administrative agent and several of the banks in the syndicate were replaced with other banks. Prior to March 2002, the credit agreement included a $100 million revolving credit facility under which the Company during 2001 had agreed to limit borrowings to $65 million. The borrowing limitation has been further reduced to $20 million under the amended credit agreement. The credit agreement is collateralized by a pledge of all of the outstanding stock of the Company's subsidiaries and substantially all of the Company's assets. Up to $30 million (reduced to $7.5 million under the amended credit agreement) of the revolving credit facility is available for standby and commercial letters of credit. The amended credit agreement extended the revolving credit facility commitment from September 2, 2002 to March 31, 2005.

Borrowings under the credit agreement bear interest at a variable base rate per annum plus up to an additional 1.75% (changed to 2.00% in the amended credit agreement) depending on the results of a quarterly financial test as defined in the agreement. In addition, the Company must pay to the lenders under the credit agreement, a quarterly facility fee ranging from 0.425% to 0.500% (changed to 0.750% in the amended agreement). The Company must pay a fee ranging from 1.325% to 1.750% (changed to 1.500% to 2.000% in the amended credit agreement) per annum on the carrying amount of each outstanding letter of credit. At December 31, 2001 and 2000, standby letters of credit totaling $0.7 million and $0.8 million, respectively, were outstanding under the revolving credit facility.

The agreement includes covenants which, among others, relate to leverage, interest coverage, fixed charges, capital expenditures and the payment of dividends.

The Company from time to time uses interest rate swap agreements to effectively convert a portion of its variable interest rates relating to the Company's revolving credit facility and accounts receivable securitization facility to fixed interest rates. At December 31, 2000, the Company had an interest rate swap agreement in place covering approximately $5 million of the Company's exposure to variable interest rates. The fair value of this interest rate swap agreement at December 31, 2000 was a liability of $0.1 million. The fixed interest rate was 6.87%. The interest rate swap agreement expired in September 2001 and as of December 31, 2001 the Company had no interest rate swap agreements in effect.

Based on estimated market values at December 31, 2001 and 2000, the fair value of the senior subordinated notes was approximately $123 million and $109 million, respectively.

Future aggregate maturities of long-term debt at December 31, 2001 are as follows (in thousands):

2002	$ –
2003	–
2004	–
2005	–
2006	125,000
Total	$ 125,000

8. Stockholders' Equity

In July 1999, the Company adopted an Executive Stock Purchase Incentive Program (the "Program") which had been authorized by the Company's stockholders at the Company's annual meeting of stockholders held in April 1999. Under the Program, the Company extended credit to certain key executives to purchase the Company's common stock at fair market value. The loans are collateralized by the shares acquired and are repayable with full-recourse to the executives. The Program provided for the key executives to earn repayment of the notes including interest, based on achieving annual and cumulative performance objectives as set forth by the Management Development and Compensation Committee (the "Committee") of the Board of Directors. During December 2001, the Committee terminated the Program and the Board of Directors, at the recommendation of the Committee, authorized all loans to be repaid with a combination of proceeds from forfeiture by the executives of the collateralized shares and proceeds from application of Program termination payments made by the Company to the executives to cover the deficiency between the loans and the value of the collateralized shares on the date of termination of the Program. In addition, the Program termination payments covered income tax obligations incurred by the executives as a result of the Program termination. For certain of the executives, the Program termination payments used to repay the loans were divided between payments made in December 2001 and payments to be made in April 2002. A total of 677,000 shares were issued during August 1999 of which no shares are outstanding as of December 31, 2001. The outstanding principal balance of the notes at December 31, 2001 was $1.6 million and is classified as a reduction of stockholders' equity. The expense relating to the Program was $7.2 million, $4.7 million and $2.7 million for the years ended 2001, 2000 and 1999, respectively.

9. Pension Plans

The Company has two defined benefit pension plans covering certain salaried and non-salaried employees. The plan benefits are based primarily on years of service and employees' compensation during employment for all employees not covered under a collective bargaining agreement and; on stated amounts based on job grade and years of service prior to retirement for non-salaried employees covered under a collective bargaining agreement. The plans' assets consist primarily of equity securities, guaranteed investment contracts and fixed income pooled accounts.

The financial status of the plans at December 31 is as follows (in thousands):

	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 84,173**	$ 82,990
Service cost	**2,548**	2,567
Interest cost	**6,451**	6,307
Actuarial (gain) loss	**5,565**	1,292
Reduction due to curtailment	**-**	(695)
Benefits paid	**(10,313)**	(8,288)
Benefit obligation at end of year	**88,424**	84,173
Change in plan assets:		
Fair value of plan assets at beginning of year	**86,039**	81,792
Actual return on plan assets	**657**	8,589
Employer contribution	**5,917**	3,946
Benefits paid	**(10,313)**	(8,288)
Fair value of plan assets at end of year	**82,300**	86,039
Funded status	**(6,124)**	1,866
Unrecognized net actuarial (gain) loss	**4,821**	(7,434)
Unrecognized prior service cost	**(3,307)**	(3,325)
Unrecognized net transition obligation (asset)	**34**	(192)
Net amount recognized as (accrued) pension cost in the consolidated balance sheet	**$ (4,576)**	$ (9,085)

The weighted average assumptions and components of net pension expense for the years ended December 31 are as follows (in thousands):

	2001	2000	1999
Weighted average assumptions:			
Discount rate	**7.50%**	7.75%	7.75%
Expected return on plan assets	**8.75**	8.75	8.00
Rate of compensation increase	**4.50**	4.50	4.50
Components of net pension expense:			
Service cost	**$ 2,548**	$ 2,567	$ 2,716
Interest cost	**6,451**	6,307	5,964
Expected return on plan assets	**(7,346)**	(7,043)	(5,637)
Net amortization and deferral	**(245)**	(254)	(207)
Curtailment gain	**–**	(1,111)	–
Net pension expense	**$ 1,408**	$ 466	$ 2,836

The Company recorded a $1.1 million curtailment gain in one of the plans in 2000 as a result of employee workforce reductions.

The Company's policy for these plans is to make contributions equal to or greater than the requirements prescribed by the Employee Retirement Income Security Act of 1974.

The Company also contributes to a union sponsored defined benefit multi-employer pension plan for certain of its non-salaried employees. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employers Pension Plan Amendment Act of 1980, imposes certain liabilities upon employers who are contributors to multi-employer plans in the event of the employers' withdrawal from such a plan or upon a termination of such a plan. Management does not intend to take any action that would subject the Company to any such liabilities. The Company's contributions to the multi-employer pension plan were approximately $0.2 million for 2001, 2000 and 1999, respectively.

In addition to the defined benefit pension plans described above, the Company also sponsors defined contribution plans covering certain employees. In one of the plans, the Company matches 25% to 50% of a participant's voluntary contributions (depending on the respective plant's annual earnings performance) up to a maximum of 6% of a participant's compensation. In the other plan, the Company matches 100% of the first 3% of a participant's voluntary contributions to the plan. The Company's contributions to the plans were approximately $1.1 million for 2001 and $1.5 million for 2000 and 1999.

10. Postretirement Benefits Other Than Pensions

The Company provides postretirement health care and life insurance benefits to certain employees hired on or before September 1, 1998. The Company accrues the cost of postretirement benefits within the employees' active service periods. During 1999 changes were made to the plan for salaried employees to eliminate coverage for employees eligible for Medicare and to require employee contributions based on length of service. The plan changes reduced the accumulated postretirement benefit obligation by $6.5 million in 1999 and is being amortized over the average remaining service lives of the Company's active employees, which has the effect of reducing net periodic postretirement benefits cost.

The financial status of the plan at December 31 is as follows (in thousands):

	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 52,100**	$ 51,424
Service cost	**682**	763
Interest cost	**3,852**	3,897
Amendments	**–**	–
Actuarial (gain) loss	**(87)**	(830)
Reduction due to curtailment	**–**	(1,020)
Benefits paid	**(3,478)**	(2,134)
Benefit obligation at end of year	**53,069**	52,100
Change in plan assets:		
Fair value of plan assets at beginning of year	**–**	–
Actual return on plan assets	**–**	–
Employer contribution	**3,478**	2,134
Benefits paid	**(3,478)**	(2,134)
Fair value of plan assets at end of year	**–**	–
Funded status	**(53,069)**	(52,100)
Unrecognized net actuarial gain	**(12,448)**	(12,937)
Unrecognized prior service cost	**(13,905)**	(16,878)
Prepaid (accrued) postretirement benefit cost	**$ (79,422)**	$ (81,915)

The weighted average assumptions and components of net postretirement benefit expense for the years ended December 31 are as follows (in thousands):

	2001	2000	1999
Weighted average assumptions:			
Discount rate	**7.50%**	7.75%	7.75%
Components of net postretirement benefit expense:			
Service cost	**$ 682**	$ 763	$ 867
Interest cost	**3,852**	3,897	3,657
Amortization of prior service cost	**(2,973)**	(3,131)	(3,209)
Recognized net actuarial gain	**(576)**	(388)	(193)
Curtailment gain	**–**	(2,558)	–
Net postretirement benefit expense (income)	**$ 985**	$ (1,417)	$ 1,122

The Company recorded a $2.6 million curtailment gain in 2000 as a result of employee workforce reductions.

For measurement purposes, the employer cap on the amount paid for retiree medical benefits is assumed to increase with general inflation at 3% per year. If the general inflation rate assumption is increased by 1%, the postretirement benefit obligation as of December 31, 2001 and the combined service and interest cost components of postretirement benefit expense for the year then ended would be increased by approximately $5.1 million and $0.4 million, respectively, and if the general inflation rate assumption is decreased by 1%, the postretirement benefit obligation as of December 31, 2001 and the combined service and interest cost components of postretirement benefit expense for the year then ended would be decreased by approximately $4.4 million and $0.4 million, respectively.

11. Income Taxes

The components of income tax expense (benefit) for the years ended December 31 are as follows (in thousands):

	2001	2000	1999
Current:			
Federal	**$ –**	$ (234)	$ 419
State and Local	**200**	580	538
	200	346	957
Deferred:			
Federal	**–**	–	–
State and Local	**–**	–	–
	$ 200	$ 346	$ 957

Deferred tax assets and liabilities at December 31 are as follows (in thousands):

	2001		2000	
	Assets	Liabilities	Assets	Liabilities
Inventory	**$ 574**	**$ –**	$ 854	$ –
Property, plant and equipment	**–**	**12,474**	–	50,242
Accrued and other liabilities	**10,816**	**–**	10,093	–
Accrued pension costs	**3,351**	**–**	4,302	–
Accrued postretirement costs	**31,768**	**–**	32,765	–
Net operating loss carryforwards	**34,249**	**–**	24,553	–
AMT credit carryforwards	**6,617**	**–**	6,849	–
Research and development credit carryforwards	**1,435**	**–**	1,629	–
Other	**425**	**–**	497	–
Totals	**$ 89,235**	**$ 12,474**	$ 81,542	$ 50,242
Net deferred tax asset	**76,761**	**–**	31,300	–
Valuation allowance	**(76,761)**	**–**	(31,300)	–
Net deferred taxes	**$ –**	**$ –**	$ –	$ –

The Company has determined that at December 31, 2001 and 2000, its ability to realize future benefits of net deferred tax assets does not meet the "more likely than not" criteria in Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes".

At December 31, 2001, the Company had net operating loss ("NOL") carryforwards for federal tax purposes of approximately $86 million, which expire in various amounts from 2002 through 2021 and approximately $6.6 million in alternative minimum tax ("AMT") credit carryforwards which do not expire. As a result of the Company's initial public offering during 1995, the Company experienced an "ownership change" within the meaning of Section 382 of the Internal Revenue Code. Consequently, the Company is subject to an annual limitation on the amount of NOL carryforwards that can be used to offset taxable income. The annual limitation is $9.6 million plus certain gains included in taxable income which are attributable to the Company prior to the ownership change. Approximately $52 million of the $86 million of NOL carryforwards mentioned previously are subject to this annual limitation with the remaining amounts having no such annual limitation.

A reconciliation of the significant differences between the federal statutory income tax rate and the effective income tax rate on pre-tax income (loss) is as follows:

	2001	2000	1999
Federal statutory income tax rate	**(35.0)%**	35.0%	35.0%
Increase (decrease) in tax rate resulting from:			
NOL and AMT credit carryforwards	**4.2**	(53.0)	(43.9)
Nondeductible goodwill and other permanent differences	**0.5**	43.0	14.0
Adjustment of prior year accrual	**–**	(10.8)	(3.1)
State income taxes, net of federal income tax benefit	**0.1**	8.3	2.1
Alternative minimum tax	**–**	–	5.9
Foreign sales corporation benefits	**–**	(8.2)	(3.4)
Research and development credit carryforwards	**–**	(5.3)	–
Activity relating to income taxes attributed to previously accrued securities valuation reserves	**–**	–	1.4
Asset impairment charges	**30.3**	–	–
Effective income tax rate	**0.1%**	9.0%	8.0%

12. Contingencies

The Company's operations are subject to increasingly stringent environmental laws and regulations governing air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances and wastes and employee health and safety. These laws can impose joint and several liability for releases or threatened releases of hazardous substances upon statutorily defined parties, including the Company, regardless of fault or the lawfulness of the original activity or disposal. The Company believes it is currently in material compliance with applicable environmental laws and regulations.

Federal and state regulations continue to impose strict emission requirements on the aluminum industry. While the Company believes that current pollution control measures at the emission sources at its facilities meet current requirements, additional measures at some of the Company's facilities may be required to meet future requirements.

The Company has been named as a potentially responsible party at seven federal superfund sites and has completed closure activities at two of the sites for past waste disposal activity associated with closed recycling facilities. At the five other federal superfund sites, the Company is a minor contributor and has satisfied its obligations at four of the sites and expects to resolve its liability at the remaining site for a nominal amount. The Company is also under orders by agencies in two states for environmental remediation at three sites, one of which is currently operating and two of which have been closed. Previously, a trust fund existed to fund the activity at one of the sites that was undergoing closure and was established through contributions from two other parties in exchange for indemnification from further liability. The Company was reimbursed from the trust fund for approved closure and postclosure expenditures incurred at the site. All remaining funds in the trust fund were paid out during 2001 and the trust was closed. Based upon currently available information, the Company estimates the range of possible remaining expenditures with respect to the above matters is between $7 million and $14 million.

The Company acquired its Lewisport, Kentucky ("Lewisport") rolling mill and an aluminum smelter at Goldendale, Washington ("Goldendale"), from Lockheed Martin in 1985. In connection with the transaction, Lockheed Martin indemnified the Company against expenses relating to environmental matters arising during the period of Lockheed Martin's ownership of those facilities.

Environmental sampling at Lewisport has disclosed the presence of contaminants, including polychlorinated biphenyls (PCBs), in a closed Company landfill. The Company has not yet determined the extent of the contamination or the nature and extent of remedial measures that may be required. Accordingly, the Company cannot at present estimate the cost of any remediation that may be necessary. Management believes the contamination is covered by the Lockheed Martin indemnification, which Lockheed Martin disputes.

The aluminum smelter at Goldendale was operated by Lockheed Martin until 1985 and by the Company from 1985 to 1987 when it was sold to Columbia Aluminum Corporation ("Columbia"). Past aluminum smelting activities at Goldendale have resulted in environmental contamination and regulatory involvement. A 1993 Settlement Agreement among the Company, Lockheed Martin and Columbia allocates responsibility for future remediation at 11 sites at the Goldendale smelter. If remediation is required, estimates by outside consultants of the probable aggregate cost to the Company for these sites range from $1.3 million to $7.2 million. The apportionment of responsibility for other sites at Goldendale is left to alternative dispute resolution procedures if and when these locations become the subject of remedial requirements.

The Company has been named as a potentially responsible party at three third-party disposal sites relating to Lockheed Martin operations, for which Lockheed Martin has assumed responsibility.

The Company's aggregate loss contingency accrual for environmental matters was $8.8 million and $9.4 million at December 31, 2001 and 2000, respectively. Of the total reserve, $2.5 million and $3.6 million is included in "accrued liabilities" in the Company's consolidated balance sheets at December 31, 2001 and 2000, respectively, and $6.3 million and $5.8 million is included in "other long-term liabilities" at December 31, 2001 and 2000, respectively.

While the Company believes the overall accrual is adequate to cover all environmental loss contingencies the Company has determined to be probable and reasonably estimable, it is not possible to predict the amount or timing of cost for future environmental matters which may subsequently be determined. Although the outcome of any such matters, to the extent they exceed any applicable accrual, could have a material adverse effect on the Company's consolidated results of operations or cash flows for the applicable period, the Company believes that such outcome will not have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

The Company has incurred and will continue to incur capital and operating expenditures for matters relating to environmental control and monitoring. Capital expenditures of the Company for environmental control and monitoring for 2001 and 2000 were $0.2 million and $0.9 million, respectively. All other environmental expenditures of the Company, including remediation expenditures, for 2001, 2000 and 1999 were $1.9 million, $2.1 million and $2.3 million, respectively.

The Company is also a party to various non-environmental legal proceedings and administrative actions, all arising from the ordinary course of business. Although it is impossible to predict the outcome of any legal proceeding, the Company believes any liability that may finally be determined with respect to such legal proceedings should not have a material effect on the Company's consolidated financial position, results of operations or cash flows, although resolution in any year or quarter could be material to the consolidated results of operations for that period.

13. Stock Incentives

The Company has stock incentive plans covering certain officers, key employees and directors. The plans provide for the grant of options to purchase common stock, the award of shares of restricted common stock and in the case of non-employee directors, the award of shares of common stock. The total number of shares available under the plans is 1,950,000.

The following summarizes activity under the plans for the years 1999, 2000 and 2001:

	Options			Restricted Stock
	Shares	Range of Exercise Prices	Weighted Average Exercise Price	Shares
Outstanding December 31, 1998	568,000	$ 8.25 to $ 20.00	$ 15.17	167,500
Granted	343,000	$ 8.81	$ 8.81	–
Exercised	–	–	–	–
Forfeited	(127,000)	$ 8.81 to $ 16.75	$ 12.46	(20,000)
Outstanding December 31, 1999	784,000	$ 8.25 to $ 20.00	$ 12.83	147,500
Granted	315,000	$ 7.44 to $ 12.84	$ 12.76	–
Exercised	–	–	–	–
Forfeited	(166,500)	$ 8.25 to $ 16.75	$ 12.97	(10,000)
Stock no longer restricted	–	–	–	(125,000)
Outstanding December 31, 2000	932,500	$ 7.44 to $ 20.00	$ 12.78	12,500
Granted	**329,000**	**$ 4.22**	**$ 4.22**	**–**
Exercised	**–**	**–**	**–**	**–**
Forfeited	**(192,000)**	**$ 4.22 to $ 16.75**	**$ 11.91**	**–**
Stock no longer restricted	**–**	**–**	**–**	**(12,500)**
Outstanding December 31, 2001	**1,069,500**	**$ 4.22 to $20.00**	**$ 10.30**	**–**
(Weighted average contractual life of 7.2 years)				
Exercisable Options:				
December 31, 1999	172,000	$ 14.00 to $ 16.88	$ 15.72	
December 31, 2000	273,500	$ 8.81 to $ 20.00	$ 15.32	
December 31, 2001	**348,500**	**$ 7.44 to $20.00**	**$ 14.81**	

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exerciseable	
Range of Exercise Prices	Number Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.22 to $14.00	800,000	7.9 years	$ 8.54	79,000	$ 12.40
$ 14.01 to $20.00	269,500	5.2 years	$ 15.52	269,500	$ 15.52
$ 4.22 to $20.00	1,069,500	7.2 years	$ 10.30	348,500	$ 14.81

The options are issued at the fair value of the underlying stock on the date of grant and become exercisable three years from the grant date for employees and one year from the grant date for non-employee directors. The options expire ten years after the date of grant. The restricted stock, principally issued in connection with the Company's initial public offering in 1995, vested five years from the date of award. The Company has no restricted stock outstanding at December 31, 2001. The weighted-average fair value of options granted in 2001, 2000 and 1999 was $1.48, $5.76 and $3.61 per share, respectively. Fair value estimates were determined using the Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999:

	2001	2000	1999
Risk-free interest rate	**5.13%**	6.56%	4.70%
Dividend yield	**4.74%**	1.58%	2.27%
Volatility factor	**52%**	49%	50%
Expected term of options (in years)	**5**	5	5

As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company follows the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock option plans, and accordingly, no compensation expense has been recognized for options and stock issued under the plans. Had compensation expense been determined based on the fair value of the stock options at the grant date consistent with the provisions of SFAS No. 123, the Company's net loss and basic and diluted net loss per share would have been increased for 2001 and the Company's net income and basic and diluted net income per share would have been reduced for 2000 and 1999 to the pro forma amounts which follow:

	2001	2000	1999
Net income (loss)			
As reported	**$ (193,552)**	$ 3,491	$ 11,011
Pro forma	**$ (193,658)**	$ 2,993	$ 10,515
Basic and diluted net income (loss) per share			
As reported	**$ (11.78)**	$ 0.21	$ 0.68
Pro forma	**$ (11.79)**	$ 0.18	$ 0.65

14. Net Income Per Share Computations

The following is a reconciliation of the numerator and denominator of the basic and diluted per share computations:

	2001	2000	1999
Income (numerator) amounts used for basic and diluted per share computations:			
Net income (loss)	**$ (193,552)**	$ 3,491	$ 11,011
Shares (denominator) used for basic per share computations:			
Weighted average shares of common stock outstanding	**16,428**	16,567	16,224
Shares (denominator) used for diluted per share computations:			
Weighted average shares of common stock outstanding	**16,428**	16,567	16,224
Plus: dilutive effect of stock options	**–**	6	57
Adjusted weighted average shares	**16,428**	16,573	16,281
Basic and diluted net income (loss) per share	**$ (11.78)**	$ 0.21	$ 0.68

Options to purchase 770,500, 932,500 and 488,000 common shares for the years ended December 31, 2001, 2000 and 1999, respectively, were excluded from the calculations above because the exercise prices on the options were greater than the average market price for the periods.

15. Lease Commitments

Certain property, plant and equipment are leased under noncancelable leases which provide for minimum rental payments as follows (in thousands):

	Rental payments required	Less sublease rental income	Net rental payments required
2002	$3,818	$103	$3,715
2003	3,379	29	3,350
2004	2,344	–	2,344
2005	1,234	–	1,234
2006	895	–	895
2007-2015	3,960	–	3,960

Rental expense under cancelable and noncancelable leases for 2001, 2000 and 1999 was $4.1 million, $3.8 million and $4.0 million, respectively. The amount of rental expense for 2001 and 2000 is net of sublease rental income of $0.17 million and $0.03 million, respectively. There was no sublease rental income in 1999.

16. Selected Quarterly Financial Data (unaudited)

All amounts are in thousands except net income (loss) per share.

	Quarter			
	1st	2nd	3rd	4th
2001				
Net sales	**$230,191**	**$ 235,505**	**$249,914**	**$ 204,894**
Gross profit	**10,864**	**11,308**	**14,548**	**10,311**
Net income (loss)	**(6,055)**	**(4,900)**	**(1,553)**	**(181,044)**
Basic and diluted net income (loss) per share	**(0.37)**	**(0.30)**	**(0.09)**	**(11.08)**
2000				
Net sales	$ 320,965	$ 304,021	$ 275,565	$ 224,591
Gross profit	22,540	25,702	17,682	16,281
Net income (loss)	1,250	4,409	2,374	(4,542)
Basic and diluted net income (loss) per share	0.08	0.27	0.14	(0.27)

The net income (loss) for the fourth quarter of 2001 includes the $167.3 million or $10.24 per share non-cash asset impairment charges. See note 2 for additional information.

17. Information Concerning Business Segments

The Company has determined it has two reportable segments: aluminum and electrical products. The aluminum segment manufactures aluminum sheet for distributors and the transportation, construction, and consumer durables end-use markets. The electrical products segment manufactures flexible electrical wiring products for the commercial construction and do-it-yourself markets.

The accounting policies of the reportable segments are the same as those described in Note 1, "Basis of Presentation and Summary of Significant Accounting Policies". All intersegment sales prices are market based. The Company evaluates the performance of its operating segments based upon operating income.

The Company's reportable segments are strategic business units that offer different products to different customer groups. They are managed separately because each business requires different technology and marketing strategies.

Summarized financial information concerning the Company's reportable segments is shown in the following table for the years 2001, 2000 and 1999 (in thousands). The "Other" column includes corporate related items, including elimination of intersegment transactions, and as it relates to segment operating income, income and expense not allocated to reportable segments. The operating income (loss) and total assets for the aluminum business unit for 2001 includes the $167.3 million non-cash asset impairment charges recorded in the fourth quarter of 2001. See note 2 for additional information.

	Aluminum	Electrical Products	Other	Total
2001				
Net sales to external customers	**$ 801,786**	**$ 118,718**	**$ –**	**$ 920,504**
Intersegment net sales	**26,295**	**–**	**(26,295)**	**–**
Operating income (loss)	**(164,153)**	**5,064**	**(19,658)**	**(178,747)**
Depreciation and amortization	**31,382**	**3,940**	**7**	**35,329**
Total assets	**336,740**	**100,824**	**2,068**	**439,632**
Capital expenditures	**8,797**	**205**	**–**	**9,002**
2000				
Net sales to external customers	$ 990,961	$ 134,181	$ –	$ 1,125,142
Intersegment net sales	27,673	–	(27,673)	–
Operating income (loss)	43,321	(3,616)	(17,776)	21,929
Depreciation and amortization	35,191	4,168	(8)	39,351
Total assets	561,782	90,693	2,865	655,340
Capital expenditures	18,282	163	–	18,445
1999				
Net sales to external customers	$ 944,438	$ 130,501	$ –	$ 1,074,939
Intersegment net sales	29,090	–	(29,090)	–
Operating income	32,213	8,451	(12,224)	28,440
Depreciation and amortization	32,699	3,597	217	36,513
Total assets	603,362	102,768	192	706,322
Capital expenditures	26,445	10,270	–	36,715

18. Stockholder Protection Rights Plan

During 1996, the Company's Board of Directors adopted a stockholder protection rights plan (the "Plan"). Under the Plan, preferred share purchase rights ("Rights") are issued at the rate of one Right for each share of the Company's common stock. Each Right entitles its holder to purchase one one-hundredth of a share of Preferred Stock at an exercise price of $65, subject to adjustment. Until it is announced that a person or group has acquired 15% or more of the Company's common stock (an "Acquiring Person"), or the tenth business day after a person or group commences a tender offer that, if completed, would result in such person or group owning 15% or more of the Company's common stock, the Rights will be evidenced by the Company's common stock certificates, will automatically trade with the common stock and will not be exercisable. Thereafter, separate Rights certificates will be distributed and each Right will entitle its holder to purchase Participating Preferred Stock having economic and voting terms similar to those of one share of Common Stock for an exercise price of $65.

Upon announcement that any person or group has become an Acquiring Person (the "Flip-in Date"), each Right (other than Rights beneficially owned by any Acquiring Person or transferees thereof, which Rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of the Company's common stock having a market value of twice the exercise price. Also, if after an Acquiring Person controls the Company's Board of Directors, the Company is involved in a merger or sells more than 50% of its assets or earning power (or has entered into an agreement to do any of the foregoing), and, in the case of a merger, the Acquiring Person will receive different treatment than all other stockholders, each Right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the Acquiring Person having a market value of twice the exercise price. If any person or group acquires between 15% and 50% of the Company's common stock, the Company's Board of Directors may, at its option, exchange one share of the Company's common stock for each Right. Until the Rights become exercisable, they may be redeemed by the Company at a price of $0.01 per Right. The Rights expire on March 16, 2006.

19. Guarantor Financial Statements

The $125 million of 10.75% senior subordinated notes due 2006 issued by the Company, and the $100 million revolving credit facility are guaranteed by the Company's wholly-owned subsidiaries (collectively the "Subsidiary Guarantors"), other than Commonwealth Financing Corp. ("CFC"), a Securitization Subsidiary (as defined in the Indenture with respect to such debt) and certain subsidiaries of the Company without substantial assets or operations. Such guarantees are full, unconditional and joint and several. Separate financial statements of the Subsidiary Guarantors are not presented because management has determined that they would not be material to investors. The following supplemental financial information sets forth on a condensed combined basis for the Parent Company Only, Subsidiary Guarantors, Non-guarantor Subsidiaries and for the Company, a combining balance sheet as of December 31, 2001 and 2000 and a statement of operations and statement of cash flows for the years ended December 31, 2001, 2000 and 1999.

Combining Balance Sheet at December 31, 2001

	Parent Company Only	Subsidiary Guarantors	Non-guarantor Subsidiaries	Eliminations	Combined Totals
			(in thousands)		
Assets					
Current assets:					
Cash and cash equivalents	$ –	$ 6,393	$ –	$ –	$ 6,393
Accounts receivable, net	–	271,074	–	(270,993)	81
Inventories	–	119,038	–	–	119,038
Net residual interest in securitized receivables	–	–	82,310	–	82,310
Prepayments and other current assets	435	2,795	–	–	3,230
Total current assets	435	399,300	82,310	(270,993)	211,052
Property, plant and equipment, net	–	152,137	–	–	152,137
Goodwill, net	–	74,199	–	–	74,199
Other noncurrent assets	424,830	611	–	(423,197)	2,244
Total assets	$ 425,265	$ 626,247	$ 82,310	$ (694,190)	$ 439,632
Liabilities					
Current liabilities:					
Accounts payable	$ 148,971	$ 50,693	$ 122,022	$ (270,993)	$ 50,693
Accrued liabilities	5,784	33,997	(905)	–	38,876
Total current liabilities	154,755	84,690	121,117	(270,993)	89,569
Long-term debt	125,000	–	–	–	125,000
Other long-term liabilities	–	6,899	–	–	6,899
Accrued pension benefits	–	4,576	–	–	4,576
Accrued postretirement benefits	–	79,422	–	–	79,422
Total liabilities	279,755	175,587	121,117	(270,993)	305,466
Commitments and contingencies	–	–	–	–	–
Stockholders' Equity					
Common stock	160	1	–	(1)	160
Additional paid-in capital	405,443	486,727	5,000	(491,727)	405,443
Accumulated deficit	(258,532)	(24,724)	(43,807)	68,531	(258,532)
Notes receivable from sale of common stock	(1,561)	–	–	–	(1,561)
Accumulated other comprehensive income:					
Effects of cash flow hedges	–	(11,344)	–	–	(11,344)
Minimum pension liability adjustment	–	–	–	–	–
Total stockholders' equity	145,510	450,660	(38,807)	(423,197)	134,166
Total liabilities and stockholders' equity	$ 425,265	$ 626,247	$ 82,310	$ (694,190)	$ 439,632

Combining Balance Sheet at December 31, 2000

	Parent Company Only	Subsidiary Guarantors	Non-guarantor Subsidiaries	Eliminations	Combined Totals
			(in thousands)		
Assets					
Current assets:					
Cash and cash equivalents	$ –	$ 11,514	$ –	$ –	$ 11,514
Accounts receivable, net	–	242,176	–	(242,065)	111
Inventories	–	137,685	–	–	137,685
Net residual interest in securitized receivables	–	–	72,367	–	72,367
Prepayments and other current assets	797	10,566	–	–	11,363
Total current assets	797	401,941	72,367	(242,065)	233,040
Property, plant and equipment, net	–	258,963	–	–	258,963
Goodwill, net	–	160,134	–	–	160,134
Other noncurrent assets	605,054	1,135	–	(602,986)	3,203
Total assets	$ 605,851	$ 822,173	$ 72,367	$ (845,051)	$ 655,340
Liabilities					
Current liabilities:					
Accounts payable	$ 137,384	$ 53,522	$ 104,681	$ (242,065)	$ 53,522
Accrued liabilities	5,074	36,288	(306)	–	41,056
Total current liabilities	142,458	89,810	104,375	(242,065)	94,578
Long-term debt	125,000	–	–	–	125,000
Other long-term liabilities	–	6,369	–	–	6,369
Accrued pension benefits	–	9,085	–	–	9,085
Accrued postretirement benefits	–	81,915	–	–	81,915
Total liabilities	267,458	187,179	104,375	(242,065)	316,947
Commitments and contingencies	–	–	–	–	–
Stockholders' Equity					
Common stock	165	1	–	(1)	165
Additional paid-in capital	408,505	486,727	5,000	(491,727)	408,505
Accumulated deficit	(61,688)	148,266	(37,008)	(111,258)	(61,688)
Unearned compensation	(7)	–	–	–	(7)
Notes receivable from sale of common stock	(8,582)	–	–	–	(8,582)
Total stockholders' equity	338,393	634,994	(32,008)	(602,986)	338,393
Total liabilities and stockholders' equity	$ 605,851	$ 822,173	$ 72,367	$ (845,051)	$ 655,340

Combining Statement of Operations for the year ended December 31, 2001

	Parent Company Only	Subsidiary Guarantors	Non-guarantor Subsidiaries	Eliminations	Combined Totals
			(in thousands)		
Net sales	$ –	$ 920,504	$ –	$ –	$ 920,504
Cost of goods sold	–	873,473	–	–	873,473
Gross profit	–	47,031	–	–	47,031
Selling, general and administrative expenses	290	54,223	10	–	54,523
Amortization of goodwill	–	3,988	–	–	3,988
Asset impairment charges	–	167,267	–	–	167,267
Operating income (loss)	(290)	(178,447)	(10)	–	(178,747)
Other income (expense), net	(179,789)	907	–	179,789	907
Interest income (expense), net	(13,439)	4,704	(6,777)	–	(15,512)
Income (loss) before income taxes	(193,518)	(172,836)	(6,787)	179,789	(193,352)
Income tax expense	34	154	12	–	200
Net income (loss)	$ (193,552)	$ (172,990)	$ (6,799)	$ 179,789	$ (193,552)

Combining Statement of Operations for the year ended December 31, 2000

	Parent Company Only	Subsidiary Guarantors	Non-guarantor Subsidiaries	Eliminations	Combined Totals
			(in thousands)		
Net sales	$ –	$ 1,125,142	$ –	$ –	$ 1,125,142
Cost of goods sold	–	1,042,937	–	–	1,042,937
Gross profit	–	82,205	–	–	82,205
Selling, general and administrative expenses	249	55,545	6	–	55,800
Amortization of goodwill	–	4,476	–	–	4,476
Operating income (loss)	(249)	22,184	(6)	–	21,929
Other income (expense), net	17,196	1,975	–	(17,196)	1,975
Interest income (expense), net	(13,312)	6,000	(12,755)	–	(20,067)
Income (loss) before income taxes	3,635	30,159	(12,761)	(17,196)	3,837
Income tax expense	144	202	–	–	346
Net income (loss)	$ 3,491	$ 29,957	$ (12,761)	$ (17,196)	$ 3,491

Combining Statement of Operations for the year ended December 31, 1999

	Parent Company Only	Subsidiary Guarantors	Non-guarantor Subsidiaries	Eliminations	Combined Totals
			(in thousands)		
Net sales	$ –	$ 1,074,939	$ –	$ –	$ 1,074,939
Cost of goods sold	–	988,074	–	–	988,074
Gross profit	–	86,865	–	–	86,865
Selling, general and administrative expenses	514	53,427	8	–	53,949
Amortization of goodwill	–	4,476	–	–	4,476
Operating income (loss)	(514)	28,962	(8)	–	28,440
Other income (expense), net	24,903	2,861	–	(24,903)	2,861
Interest income (expense), net	(13,555)	4,280	(10,058)	–	(19,333)
Income (loss) before income taxes	10,834	36,103	(10,066)	(24,903)	11,968
Income tax expense (benefit)	(177)	1,134	–	–	957
Net income (loss)	$ 11,011	$ 34,969	$ (10,066)	$ (24,903)	$ 11,011

Combining Statement of Cash Flows for the year ended December 31, 2001

	Parent Company Only	Subsidiary Guarantors	Non-guarantor Subsidiaries	Eliminations	Combined Totals
			(in thousands)		
Cash flows from operating activities:					
Net income (loss)	$ (193,552)	$ (172,990)	$ (6,799)	$ 179,789	$ (193,552)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operations:					
Depreciation and amortization	7	35,322	–	–	35,329
Asset impairment charges	–	167,267	–	–	167,267
Loss on disposal of property, plant and equipment	–	364	–	–	364
Issuance of common stock in connection with stock awards	106	–	–	–	106
Equity in undistributed net income of subsidiaries	–	179,789	–	(179,789)	–
Changes in assets and liabilities:					
(Increase) decrease in accounts receivable, net	–	(28,898)	–	28,928	30
Decrease in inventories	–	18,647	–	–	18,647
(Increase) in net residual interest in securitized receivables	–	–	(9,943)	–	(9,943)
Decrease in prepayments and other current assets	362	7,771	–	–	8,133
Decrease (increase) in other noncurrent assets	180,224	(180,546)	–	–	(322)
Increase (decrease) in accounts payable	11,587	(2,829)	17,341	(28,928)	(2,829)
Increase (decrease) in accrued liabilities	710	(13,635)	(599)	–	(13,524)
(Decrease) in other liabilities	–	(6,472)	–	–	(6,472)
Net cash (used in) provided by operating activities	(556)	3,790	–	–	3,234
Cash flows from investing activities:					
Purchases of property, plant and equipment	–	(9,002)	–	–	(9,002)
Proceeds from sale of property, plant and equipment	–	91	–	–	91
Net cash (used in) investing activities	–	(8,911)	–	–	(8,911)
Cash flows from financing activities:					
Proceeds from long-term debt	–	57,110	–	–	57,110
Repayments of long-term debt	–	(57,110)	–	–	(57,110)
Repayments of notes receivable from sale of common stock	3,848	–	–	–	3,848
Cash dividends paid	(3,292)	–	–	–	(3,292)
Net cash provided by financing activities	556	–	–	–	556
Net (decrease) in cash and cash equivalents	–	(5,121)	–	–	(5,121)
Cash and cash equivalents at beginning of period	–	11,514	–	–	11,514
Cash and cash equivalents at end of period	$ –	$ 6,393	$ –	$ –	$ 6,393

Combining Statement of Cash Flows for the year ended December 31, 2000

	Parent Company Only	Subsidiary Guarantors	Non-guarantor Subsidiaries	Eliminations	Combined Totals
			(in thousands)		
Cash flows from operating activities:					
Net income (loss)	$ 3,491	$ 29,957	$ (12,761)	$ (17,196)	$ 3,491
Adjustments to reconcile net income (loss) to net cash provided by operations:					
Depreciation and amortization	(8)	39,359	–	–	39,351
Loss on disposal of property, plant and equipment	–	1,280	–	–	1,280
Issuance of common stock in connection with stock awards	121	–	–	–	121
Equity in undistributed net income of subsidiaries	–	(17,196)	–	17,196	–
Changes in assets and liabilities:					
Decrease (increase) in accounts receivable, net	172,266	(182,650)	–	10,391	7
Decrease in inventories	–	69,728	–	–	69,728
(Increase) in net residual interest in securitized receivables	–	–	(32,387)	–	(32,387)
(Increase) decrease in prepayments and other current assets	(170)	2,648		–	2,478
(Increase) decrease in other noncurrent assets	(315,858)	316,284	–	–	426
Increase (decrease) in accounts payable	137,384	(216,681)	45,273	(10,391)	(44,415)
Increase (decrease) in accrued liabilities	4,661	(2,640)	(125)	–	1,896
(Decrease) in other liabilities	–	(8,992)	–	–	(8,992)
Net cash provided by operating activities	1,887	31,097	–	–	32,984
Cash flows from investing activities:					
Purchases of property, plant and equipment	–	(18,445)	–	–	(18,445)
Proceeds from sale of property, plant and equipment	–	50	–	–	50
Net cash (used in) investing activities	–	(18,395)	–	–	(18,395)
Cash flows from financing activities:					
(Decrease) in outstanding checks in excess of deposits	–	(1,188)	–	–	(1,188)
Proceeds from long-term debt	–	57,100	–	–	57,100
Repayments of long-term debt	–	(57,100)	–	–	(57,100)
Repayments of notes receivable from sale of common stock	1,426	–	–	–	1,426
Cash dividends paid	(3,313)	–	–	–	(3,313)
Net cash (used in) financing activities	(1,887)	(1,188)	–	–	(3,075)
Net increase in cash and cash equivalents	–	11,514	–	–	11,514
Cash and cash equivalents at beginning of period	–	–	–	–	–
Cash and cash equivalents at end of period	$ –	$ 11,514	$ –	$ –	$ 11,514

Combining Statement of Cash Flows for the year ended December 31, 1999

	Parent Company Only	Subsidiary Guarantors	Non-guarantor Subsidiaries	Eliminations	Combined Totals
			(in thousands)		
Cash flows from operating activities:					
Net income (loss)	$ 11,011	$ 34,969	$(10,066)	$ (24,903)	$ 11,011
Adjustments to reconcile net income (loss) to net cash provided by operations:					
Depreciation and amortization	652	35,861	–	–	36,513
Loss on disposal of property, plant and equipment	–	389	–	–	389
Issuance of common stock in connection with stock awards	44	–	–	–	44
Equity in undistributed net income of subsidiaries	–	(24,903)	–	24,903	–
Changes in assets and liabilities:					
Decrease (increase) in accounts receivable, net	7,189	(33,953)	–	26,874	110
(Increase) in inventories	–	(32,445)	–	–	(32,445)
(Increase) in prepayments and other current assets	(190)	(4,307)	(23,957)	–	(28,454)
(Increase) decrease in other noncurrent assets	(24,926)	27,804	–	–	2,878
Increase (decrease) in accounts payable	–	36,654	33,913	(26,874)	43,693
Increase (decrease) in accrued liabilities	9,476	(1,559)	110	–	8,027
(Decrease) in other liabilities	–	(3,001)	–	–	(3,001)
Net cash provided by operating activities	3,256	35,509	–	–	38,765
Cash flows from investing activities:					
Purchases of property, plant and equipment	–	(36,715)	–	–	(36,715)
Proceeds from sale of property, plant and equipment	–	12	–	–	12
Net cash (used in) investing activities	–	(36,703)	–	–	(36,703)
Cash flows from financing activities:					
Increase in outstanding checks in excess of deposits	–	1,188	–	–	1,188
Proceeds from long-term debt	–	46,770	–	–	46,770
Repayments of long-term debt	–	(46,770)	–	–	(46,770)
Cash dividends paid	(3,256)	–	–	–	(3,256)
Net cash (used in) provided by financing activities	(3,256)	1,188	–	–	(2,068)
Net (decrease) in cash and cash equivalents	–	(6)	–	–	(6)
Cash and cash equivalents at beginning of period	–	6	–	–	6
Cash and cash equivalents at end of period	$ –	$ –	$ –	$ –	$ –

Report of Independent Auditors

Board of Directors and Stockholders
Commonwealth Industries, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Commonwealth Industries, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 6 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by FASB Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment to FASB Statement No. 133," effective January 1, 2001.

PricewaterhouseCoopers LLP

Louisville, Kentucky
March 21, 2002

Report of Management

Management is responsible for the preparation and integrity of the consolidated financial statements and related notes. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts based on management's best judgments and estimates. Other financial information which is included in the annual report is consistent with the consolidated financial statements.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded, and that transactions are executed as authorized and are recorded and reported properly. Although no cost-effective system of internal controls will preclude all errors and irregularities, we believe the established system of internal controls provides reasonable assurance the financial information is reliable.

PricewaterhouseCoopers LLP, independent auditors, has audited the Company's consolidated financial statements, and its report is presented above. Their audit included an evaluation of the system of internal controls and tests of transactions to the extent they considered necessary to issue their report.

The Board of Directors has an Audit Committee, composed entirely of outside directors, which meets periodically with PricewaterhouseCoopers LLP, management representatives and the Company's internal auditors to review internal accounting controls and accounting, auditing and financial reporting matters. PricewaterhouseCoopers LLP and the Company's internal auditors have direct and unrestricted access to the Audit Committee and may meet with the Audit Committee without management representatives being present.

Mark V. Kaminski
President and Chief Executive Officer

Donald L. Marsh, Jr.
Executive Vice President, Chief Financial Officer and Secretary

Board of Directors

Commonwealth Industries, Inc.



Paul E. Lego
Chairman of the Board
Retired Chairman of the Board
and Chief Executive Officer,
Westinghouse Electric Corporation



Mark V. Kaminski
President and
Chief Executive Officer,
Commonwealth Industries, Inc.



Dr. Catherine G. Burke
Associate Professor,
School of Policy,
Planning and Development,
University of Southern California



C. Frederick Fetterolf
Retired President and
Chief Operating Officer,
Aluminum Company of
America (Alcoa)



Larry E. Kittelberger
Senior Vice President,
Administration and
Chief Information Officer,
Honeywell International, Inc.



John E. Merow
Retired Chairman and
Senior Partner,
Sullivan & Cromwell

Officers

Mark V. Kaminski
President and Chief Executive Officer

Donald L. Marsh Jr.
Executive Vice President,
Chief Financial Officer and Secretary

John J. Wasz
Executive Vice President
and President Alflex

Michael J. Boyle
Vice President Materials

Henry Del Castillo
Vice President Finance

Gregory P. Givan
Vice President and Treasurer

Katherine R. Gould
Vice President Organizational Development

Lenna Ruth Macdonald
Vice President,
General Counsel and Assistant Secretary

William R. Witherspoon
Vice President Aluminum Operations

John F. Barron
Controller and Assistant Secretary

Corporate Information

Corporate Office
500 West Jefferson Street
PNC Plaza - 19th Floor
Louisville, Kentucky 40202-2823
(502) 589-8100
(502) 589-8158 Fax

Company Websites
www.ciionline.com
www.alflex.com

Aluminum Mills
Lewisport, Kentucky
Uhrichsville, Ohio
Carson, California

Coil Coating
Lewisport, Kentucky
Bedford, Ohio
Torrance, California

Tube Facilities
Carson, California
Kings Mountain, North Carolina
Pelham, Tennessee

Electrical Products
Long Beach, California
Rancho Dominguez, California
Rocky Mount, North Carolina

Independent Auditors
PricewaterhouseCoopers LLP
Louisville, Kentucky

Securities Counsel
Sullivan & Cromwell
New York, New York

Stock Listing
Nasdaq National Market
Symbol CMIN

Stock Transfer Agent
National City Bank, Department 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
(800) 622-6757 or
(216) 257-8663

Stockholders seeking information concerning stock transfers, dividend payments, change of address, and lost certificates should contact the Company's Stock Transfer Agent directly.

Stock Market Information
At March 1, 2002, the Company had approximately 4,000 stockholders, including beneficial owners holding shares in nominee or "street" name.

The table below sets forth the high and low stock prices, as well as cash dividends declared on common stock, for each quarter in the two-year period ended December 31, 2001:

Quarter	High	Low	Dividends Declared Per Share
2000			
First	$ 13.44	$ 7.50	$ 0.05
Second	9.25	5.31	0.05
Third	7.50	4.38	0.05
Fourth	6.00	3.56	0.05
2001			
First	$ 6.00	$ 3.88	$ 0.05
Second	5.50	4.06	0.05
Third	6.50	4.00	0.05
Fourth	6.30	4.01	0.05

Dividend Reinvestment Plan
The Company offers a Dividend Reinvestment Plan that allows its shareholders to automatically invest quarterly cash dividends. To receive more information about this program, contact National City Bank – Corporate Trust Operations, the plan administrator, at (800) 622-6757.

Investor Relations Contact
Investor Relations
500 West Jefferson Street
PNC Plaza - 19th Floor
Louisville, Kentucky 40202-2823
(502) 589-8100

Form 10-K
A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to John F. Barron, Corporate Controller, at the Company's corporate office.

Annual Meeting
The 2002 Annual Meeting of Stockholders will be held at 10:00 a.m. Eastern Daylight Time on April 26, 2002, in Room 101 at the Kentucky International Convention Center, 221 Fourth Street, Louisville, Kentucky.

COMMONWEALTH INDUSTRIES®

500 West Jefferson Street
PNC Plaza - 19th Floor
Louisville, Kentucky 40202-2823
(502) 589-8100